Securities and Exchange Commission
                             Washington, D.C. 20549
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                                In the Matter of

                                BEXIL CORPORATION

                                11 Hanover Square
                             New York, NY 10005-3452

                               File No. 811-78332
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           Amendment No. 1 to Application Pursuant to Section 8(f) of
            The Investment Company Act of 1940 for an Order Declaring
              That Applicant has Ceased to be an Investment Company


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                    Communications regarding this Application
                             should be addressed to:


                            Stephanie A. Djinis, Esq.
                       Law Offices of Stephanie A. Djinis
                              1749 Old Meadow Road
                                    Suite 310
                                McLean, VA 22102
                                 (703) 873-0885

I.   NATURE OF RELIEF SOUGHT BY APPLICANT

     Bexil Corporation ("Applicant") seeks an order pursuant to Section 8(f) of the Investment Company Act of 1940 (the "Act"), declaring that Applicant has ceased to be an investment company, because it is no longer an "investment company" within the meaning of Section 3(a) of the Act.

II.  BACKGROUND

     From 1986 through 1996, Applicant's predecessor operated as a diversified series of shares of Bull & Bear Funds II, Inc., an open-end management investment company organized in 1974 in Maryland and registered under the Act. Applicant was incorporated under the laws of the State of Maryland as "Bull & Bear U.S. Government Securities Fund, Inc." on August 30, 1996. On September 27, 1996, Applicant registered under the Act as a closed-end investment company by filing a Form N-8A and Form N-2 and on October 4, 1996 its predecessor transferred its assets and liabilities at net asset value to the Applicant in exchange for the same number and aggregate net asset value of voting common stock in the Applicant as the number and aggregate net asset value of the shares held by the predecessor's stockholders. Applicant changed its name to Bexil Corporation on August 26, 1999.

     Applicant has timely filed annual reports with the Securities and Exchange Commission ("Commission") and mailed the same to its stockholders. Applicant is a corporation in good standing under the laws of the State of Maryland.

     Applicant is currently authorized to issue ten million (10,000,000) shares of common stock. As of June 30, 2003, 873,157 shares of common stock of the Applicant were outstanding. These shares are listed on the American Stock Exchange and are held by approximately 711 beneficial owners. Applicant does not have any other securities outstanding.

III. ACTION REGARDING DEREGISTRATION

A.   Stockholder Approvals

     On November 28, 2000, Applicant's stockholders approved a proposal to change the nature of Applicant's business so as to cease to be an investment company pursuant to Section 13(a)(4) of the Act. In the proxy materials disseminated prior to the November 28, 2000 meeting, stockholders were informed that, should they vote to change the nature of Applicant's business so as to cease to be an investment company: (i) Applicant intended to operate businesses directly or through companies in which it held a majority or otherwise controlling interest; and (ii) as soon as it became eligible to do so, based upon the nature of its business, Applicant intended to apply for an order from the Commission finding and declaring that it had ceased to be an investment company.

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

     In connection with the proposal to change the nature of the Applicant's business so as to cease to be an investment company, the stockholders approved an amendment to the Applicant's fundamental investment policy regarding concentration. Specifically, stockholders approved the following revised policy:

          The [Applicant] may invest more than 25% of the value of its total assets in the securities of issuers in the technology, manufacturing and/or services industries.

     In addition, at that same meeting, stockholders approved certain minor amendments to the Applicant's charter, in order to eliminate references to the Act, in connection with the proposal to convert from an investment company to an operating company. Stockholders were informed that, if approved, such amendments to Applicant's charter would be filed with the Maryland State Department of Assessments and Taxation and made effective on or after the date an order is obtained under Section 8(f) of the Act, declaring that the Applicant has ceased to be an investment company.

B.   Board Action

     At its June 13, 2001 meeting, the Applicant's Board of Directors (the "Board") terminated its management contract with an outside adviser effective at the end of business on July 31, 2001 and authorized Applicant's officers to manage Applicant's business affairs from that point forward.


     In order to grant the Applicant the flexibility to pursue the stockholder-approved conversion to an operating company, on December 12, 2001, the Board amended a number of the Applicant's non-fundamental investment policies. In particular, the Board eliminated the Applicant's policy to invest at least 50% of its total assets in U.S. Government securities, obligations of U.S. Government agencies or instrumentalities and money market instruments. The Board also eliminated the Applicant's policy that required the Applicant to invest the remainder of its total assets primarily in equity and other securities of selected growth companies that, in the investment manager's opinion, will grow faster than the economy as a whole, and companies that invest or deal in natural resources or commodities, based on its analysis of issuer fundamentals, technical and economic trends, and other factors. In addition, the Board adopted a policy providing that the Applicant will seek to invest in operating businesses and/or investment securities, as the officers of the Applicant deem appropriate, consistent with the stockholder-approved mandate to transition the Applicant from an investment company to an operating company. At the meeting, the Board further determined to eliminate any remaining non-fundamental policies inconsistent with this new policy. Finally, on March 6, 2002, the Board adopted a policy providing that the Applicant will seek to invest in operating businesses, U.S. Government securities, cash and/or cash items, as the officers of the Applicant deem appropriate, in order to transition to an operating company. These actions of the Board have been disclosed in press releases (attached as Exhibits A and B) and reports to stockholders.


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

C.   York Purchase


     On January 18, 2002, Applicant paid $3 million in cash and provided loan guarantees of $3,000,000 for 50% of the outstanding voting stock of York Insurance Services Group, Inc. ("York"), a newly-formed Delaware corporation, whose stock is not publicly traded. On that same date, York purchased all of the outstanding stock of certain subsidiaries of AIG Insurance Services, Inc., a Delaware corporation ("AIGIS") pursuant to the Stock Purchase Agreement dated as of January 18, 2002 by and between AIGIS and York. Since the 1930's, these subsidiaries have served as independent adjustment companies and third party administrators providing claims, data, and risk related services to insurers, insureds, and intermediaries located throughout the United States. These services currently also include property and casualty, workers' compensation, surveillance, transportation, environmental, construction, inland and ocean marine, and litigation management. Currently, York has over 400 employees. York's audited financial results for 2000 and 2001 show revenues of approximately $25 million in each year, with net income of approximately $2,015,000 in 2000 and $688,000 in 2001. Audited results for the period January 19, 2002 (acquisition date by newly formed York) to December 31, 2002 show approximate revenue of $40.4 million and net income of $4.2 million. York is not an investment company as defined in Section 3(a) of the Act.


     Mr. Thomas MacArthur ("MacArthur"), York's Chairman and Chief Executive Officer, owns the remaining 50% of York's outstanding voting stock. Pursuant to the Stockholders Agreement dated as of January 18, 2002 among York, the Applicant and MacArthur (attached as Exhibit C), York's board of directors consists of five members; each of MacArthur and the Applicant has the right to nominate two members thereof,1 and AIGIS has the right to nominate one member.2 York's Bylaws dated January 18, 2002 provide that directors shall be elected by a plurality of votes, except that any election of the individual nominated by AIGIS shall require a unanimous vote. The Voting Agreement provides that in the event the AIGIS nominee is not elected,3 AIGIS is entitled to appoint an "observer" to the board, who shall be provided with board materials and shall be invited to attend board meetings, but who shall not have any voting rights as a director. Ultimately, then, the Applicant has control over 50% of the board of directors.


D.   Applicant's Business Activities At York

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

     At June 30, 2003, Applicant's York subsidiary represented 98% of Applicant's total assets on an unconsolidated basis (exclusive of Government securities and cash items).4 The York ownership structure reflects Applicant's current business plan to conduct operations directly or through majority (as defined by the Act) or wholly owned subsidiaries.

     As a result of the experience of the Applicant's officers in running a stand-alone company, the Applicant contributes substantially to the management of York's lines of business expansion or contraction, executive compensation and human resources, internal audit, accounting and auditing, budgeting and capital expenditures, legal capitalization structure and related uses of debt and equity financing and mergers and acquisition activity. To provide this expertise, in addition to the Applicant's two board seats,5 the Applicant's President serves as York's Vice Chairman.

     In his capacity as Vice Chairman of York, Mr. Thomas Winmill is engaged in significant additional day-to-day work for York. Some of the areas in which Mr. Thomas Winmill has recently devoted time to York business are in connection with the formation of business objectives and strategies, identification of potential customers, receivables collection and accounting, debt repayment, customer retention, compensation incentives, banking relationships, controls over restricted funds, business acquisition targets, and establishment of the agenda of monthly board meetings. As noted below, Mr. Thomas Winmill estimates that a majority of his time is currently spent on the Applicant's business, with a significant portion thereof spent on York operations. William Vohrer Chief Accounting Officer, Chief Financial Officer, Treasurer and Vice President of the Applicant, and Bassett Winmill, Executive Chairman of the Applicant, assist in the strategic analysis and the negotiation of business opportunities. In future operations, whether acquired or developed internally, Bexil's management as currently or prospectively constituted is anticipated to provide production, marketing and sales, budgeting, human resources, financial, and legal expertise
- indeed all expertise as deemed necessary and appropriate by Applicant's Board for the successful conduct of that business.

     As a result of his background in insurance claims adjusting and marketing of insurance services, MacArthur contributes substantially to the day-to-day operational issues faced by York. The Applicant established MacArthur's employment by York through an Employment Agreement dated January 18, 2002 pursuant to a unanimous consent of the directors of York dated January 18, 2002.6 The Agreement, which provides for a four year term, contains standard

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executive employment contract provisions, including provisions that allow York to terminate MacArthur's employment for "cause." The Employment Agreement defines "cause" to mean (i) MacArthur's violation of the Agreement's provisions with respect to non-competition, confidentiality and non-solicitation; (ii) MacArthur's commission of an act of fraud or theft against York or his willful malfeasance; (iii) MacArthur's conviction of (or his plea of nolo contendere to) any felony or (iv) his material breach of the terms of the Agreement.7 To prevent MacArthur from being reappointed in the event that his Employment Agreement is terminated, York's By-Laws provide that "any executive officer removed in accordance with this section [including removal of MacArthur pursuant to his Employment Agreement], shall not be re-nominated or reinstated without the affirmative approval of the holders of 75% or more of the voting stock of [York]," which would require the Applicant's assent as the holder of 50% of the voting stock of York.

     Importantly, the Applicant sets compensation of all other York officers through its control over the Compensation Committee of the board of directors. Specifically, Section 3.15(b) of the York By-Laws (attached as Exhibit D), provides that the Compensation Committee shall consist of MacArthur and the two Applicant directors, and that it shall be charged with establishing compensation, including annual salary, bonus entitlements, vacation, grants of options and other benefits, to the four most highly compensated officers of York (other than the President, which is set by the Employment Agreement). By establishing these top four compensation amounts, the Applicant sets compensation standards throughout lower levels of the York organization.

     Further, the Applicant also governs the retention of York's executive officers, as set forth in Article IV of the Bylaws. Pursuant to Section 4.5, York officers shall serve at the pleasure of the board of directors and may be removed from office at any time, and any executive officers of York (defined as the President, Executive Vice Presidents, the Treasurer and the Secretary), other than MacArthur, may be removed from office, either with or without cause, at any time by the Applicant (as noted above, MacArthur may be removed pursuant to the terms of his employment agreement with York). Specifically, the Bylaws provide that 50% of the voting shareholders may remove such officers. Because Applicant holds 50% of York's voting shares, it has that authority under the Bylaws.

     York's By-Laws contain other provisions reflecting the Applicant's control over York as a 50% stockholder. Specifically, Section 3.13 of the By-Laws

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

provides that certain actions can be taken only with the affirmative vote of the holders of 75% of York's voting stock, effectively requiring the Applicant's assent as the holder of 50% of the voting stock of York. These matters include:
(1) the entrance into any new line of business; (2) certain mortgaging or encumbering of York assets and/or capital expenditures in excess of certain levels; (3) authorizing the issuance of securities or declaration of dividends;
(4) the acquisition or sale of assets or other transactions outside the ordinary course of business; (5) the entrance into any transaction with any officer, director, shareholder or affiliate; (6) appointing auditors; (7) increasing or decreasing the number of directors or the filling of any board vacancy (with limited exceptions); and, (8) the amendment to York's certificate of incorporation or by-laws.

E.   Applicant's Other Business Activities

     As noted above, Applicant is also actively engaged in a business review, development and acquisition program for business expansion. In pursuit of this goal, the Applicant has engaged a business banking firm which firm has completed a targeted solicitation of acquisition candidates for the Applicant's program. The Applicant's officers are evaluating numerous opportunities and are in discussions with several other parties in pursuit of these new business initiatives.

F.   Minimal Investment Securities

     The time spent by Applicant's personnel on the conduct of its affairs is substantially fully devoted to the business matters described in Sections D and E above. Almost no time is spent by any of the Applicant's personnel in managing the investment or reinvestment of its assets in investment securities.

     In March 2002, Applicant liquidated substantially all of its "investment securities" as defined in Section 3(a)(2) of the Act. Currently, the Applicant owns the investment securities of only one issuer -- Safety Intelligence Systems Corp., a private company ("SIS"). The value of those non-publicly traded securities as of June 30, 2003 and currently, determined in accordance with section 2(a)(41) of the Act, is $282,860. On June 30, 2003, the SIS position amounted to approximately 2% of Applicant's total assets on an unconsolidated basis (exclusive of Government securities and cash items).8


G.   Nature of the Applicant's Current Assets and Sources of the Applicant's
     Income

     1.   Assets


     The nature of the Applicant's current assets demonstrates that the Applicant is no longer an investment company since its investment securities do not have a value exceeding 40% of the value of the issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis. As reflected in the Applicant's unaudited financial statements, at June 30, 2003

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

investment securities held by the Applicant approximated 2%, of its total assets (exclusive of Government securities and cash items) on an unconsolidated basis.9 Applicant's audited statement of assets and liabilities, statement of operations, statement of changes in net assets, schedule of investments, and financial highlights together with notes to these financial statements at and for the year ended December 31, 2002 are attached hereto as Exhibit E and Applicant's unaudited financial statements for the period ended June 30, 2003 are attached hereto as Exhibit F.


     2.   Income

     As noted previously, as of March 2002 Applicant had liquidated substantially all of its "investment securities" as defined in Section 3(a)(2) of the Act. In the six months ended June 30, 2003 (unaudited), Applicant's interest and dividend income totaled $90,706, 100% of which was derived from assets that are not investment securities. See Exhibit F. Based on its current portfolio holdings, Applicant anticipates that it will derive less than 1% of its gross income in the future from "investment securities."


     The Applicant intends to manage its assets and any future cash earnings in a manner that causes the Applicant to be excluded from the definition of "investment company" under the Act.


G.   Public Representations Since November 2000

     Since 2000, Applicant has made clear to its stockholders and the public its intentions to cease being an investment company and to engage in business in each Stockholder Report and press release issued since the stockholder approval was granted.

     Applicant's 2001 Annual Report to Stockholders states that, "the [Applicant's] objective will be to operate businesses and not to invest solely in investment securities . . . . The [Applicant] anticipates filing in the first half of 2002 . . . an application to terminate its registration as an investment company."

     Applicant's June 30, 2002 Semi-Annual Report to Stockholders states further that "[the Applicant] continues to seek new and existing operating businesses, consistent with the shareholder-approved mandate to transition the [Applicant] from a registered investment company to an operating company. Likewise, the [Applicant] is pursuing the application it filed in April 2002 with the [Commission] to terminate its registration as an investment company."

     Applicant's June 30, 2003 Semi-Annual Report to Stockholders states further that "in support of [the Applicant's] application initially filed in 2002 with the [Commission] to terminate its registration as an investment company, further submissions were made by [the Applicant's] counsel to the [Commission] in February 2003."

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     Various press releases issued by the Applicant also reflect the Applicant's intentions to convert to an operating company. For example, in its January 18, 2002 press release announcing the acquisition of York, the Applicant noted that "[the Applicant] seeks to operate businesses directly or through companies in which it has a majority or other substantial interest." Further, in its press release dated December 27, 2002, the Applicant noted that "[the Applicant] is a holding company operating businesses directly or through companies in which it has a majority or other substantial interest."

H.   Primary Activities of Officers and Directors

     Since the meeting at which stockholders approved the proposal to cease being an investment company and deregister, Applicant has negotiated and consummated its purchase of York, actively managed its York subsidiary, liquidated substantially all of its portfolio of investment securities, and continued actively to seek to operate additional businesses directly or through companies in which it has a majority interest, via soliciting, conducting due diligence on and negotiating such business opportunities. Applicant's officers currently spend virtually none of their time engaged in managing investment securities for Applicant. Rather, substantially all of management's time is spent on (i) overseeing and guiding the management of York's business; (ii) conducting a business review, development, and acquisition program for operating businesses, including privately owned companies and start-ups, and (iii) performing such work as may be necessary to implement the program and thereafter operate the businesses acquired (as is currently being done with respect to York).

     The Applicant's Board has played a vital oversight role in transitioning Applicant to an operating company. At Board meetings since stockholders approved the conversion, the Board has examined different business opportunities on behalf of the Applicant, including the proposed purchase of York ultimately consummated by Applicant in January 2002. In addition, the Board itself generates various ideas for potential business acquisitions that management may seek to pursue.


     Currently, the following individuals serve as directors of the Applicant:
Russell E. Burke III, President of Russell E. Burke III, Inc. Fine Art, New York, New York; Frederick A. Parker, Jr., retired President and Chief Executive Officer of American Pure Water Corporation, a manufacturer of water purifying equipment; Douglas Wu, Principal of Maxwell Partners, a strategic consulting firm; Thomas B. Winmill, President, Chief Executive Officer, and General Counsel of the Applicant and Winmill & Co. Incorporated, its subsidiaries, affiliates and the investment companies advised by them ("Winco"); and, Bassett S. Winmill, Executive Chairman of the Board of the Applicant and Winco (Messrs. Bassett S. Winmill and Thomas B. Winmill are father and son, respectively). Although William G. Vohrer is the only executive officer of the Applicant who is not also a director, he recently completed a year's service on the board of directors of York.

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     The Applicant's three independent directors, Messrs. Parker, Burke and Wu, bring substantial experience to the Applicant's Board in order to help it address its operating company environment. Specifically, Mr. Parker served for many years as the President and CEO of an international company. Mr. Burke is an entrepreneur who founded and grew his own art dealership into a successful business. Finally, Douglas Wu possesses significant financial experience as a CFO of a private company.

     Significantly, the Applicant's officers are engaged in developing the current and potential business of the Applicant - and spend little or no time managing the investment or reinvestment of securities for Applicant. The Applicant's cash balances are simply maintained in a money market fund. Mr. Thomas Winmill's time is devoted to overseeing York's business and developing other business opportunities. With York, he works primarily with Mr. MacArthur and, occasionally, with other members of York's executive management team. As Executive Chairman, Mr. Bassett Winmill's time is spent establishing Applicant's strategic objectives and evaluating operating performance. As Chief Accounting Officer, Chief Financial Officer, Treasurer and Vice President of the Applicant, as well as of Winco, in addition to his ongoing duties to provide financial reporting, analysis and controls for Applicant, Mr. Vohrer also assists in the development of additional business opportunities.


I.   The Applicant's Decision to Deregister as an Investment Company

     The Applicant believes that ceasing to be registered under the Act will afford it and its stockholders significant benefits. The Board of the Applicant has determined that it is in the best interests of the Applicant and its stockholders that the Applicant no longer be registered as an investment company. In resolving that the Applicant should move forward to terminate its registration as an investment company, the Board considered several factors. In particular, the Board determined that enabling the Applicant to use a large

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

percentage of its assets to own, through internal development or acquisition, majority stakes in new and established businesses (including privately owned companies) could lead to superior results over time and increased returns to stockholders, and could minimize or eliminate the discount to net asset value at which the Applicant's shares typically trade.

     The Applicant believes further that if it is no longer subject to the record keeping and compliance provisions of the Act, as an operating company it will have greater potential to achieve flexibility and efficiency in operating and expanding its businesses. Moreover, continued application of the Act to the Applicant's business presents a hardship, as discussed in Section V, below.

J.       Federal Tax Consideration

     Deregistration will have no unfavorable tax consequences to Applicant or its stockholders. As a registered investment company, Applicant previously filed its Federal income tax returns on the basis that it qualified to be taxed as a Regulated Investment Company ("RIC"), as that term is defined in the applicable provisions of the Internal Revenue Code, for Applicant's taxable years 1996-2001. Qualification for RIC tax treatment provided the Applicant and its stockholders with certain favorable tax treatment. In particular, Applicant was not taxed at the corporate level on income that it distributed to its stockholders. In order to qualify for this favorable RIC tax treatment, Applicant, among other things, must be registered with the Commission as an investment company and must satisfy certain diversification requirements.

     The Applicant did not comply with RIC diversification requirements in 2002 and does not anticipate complying with these requirements in later years due to the size of its York holding, relative to its overall assets. Accordingly, there is no income tax reason for the Applicant to be registered with the Commission as an investment company. Thus, not only will deregistration have no unfavorable tax consequences to Applicant or its stockholders, deregistration will also be consistent with Applicant's ongoing business plan and the tax treatment which will be incident thereto.

IV.  APPLICABLE STATUTORY PROVISIONS

     Applicant is seeking an order terminating its registration as an investment company under the Act, pursuant to section 8(f) thereof. Section 8(f) of the Act provides that "whenever the Commission, on its own motion or upon application, finds that a registered investment company has ceased to be an investment company, it shall so declare by order and upon the taking effect of such order the registration of such company shall cease to be in effect." The Applicant qualifies for an order under Section 8(f) because it no longer meets the definition of an investment company under the Act.

     Section 3(a)(1)(A) of the Act defines an investment company as an issuer which "is or holds itself out as being engaged primarily . . . in the business of investing, reinvesting or trading in securities."

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     Section 3(a)(1)(C) of the Act defines an investment company as an issuer which "is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis."

     Section 3(a)(2) provides, in pertinent part, that "As used in this section, 'investment securities' includes all securities except (A) Government securities, . . . and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of subsection (c)."

V.   DISCUSSION

     The Applicant no longer meets the definition of an investment company under the Act and continued registration as an investment company under the Act presents a hardship for Applicant.

A.   The Applicant is Not a Section 3(a)(1)(C) Investment Company

     The Applicant no longer is an investment company as defined in Section 3(a)(1)(C) of the Act. To come within the definition of Section 3(a)(1)(C), an issuer must both be engaged, or propose to engage, in the business of investing and reinvesting in securities and own or propose to acquire investment securities having a value exceeding 40% of the value of the issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

     Section 3(a)(2) of the Act states that the term "investment securities" includes "all securities except: ... (C) securities issued by majority-owned subsidiaries of the owner . . . ." Section 2(a)(24) of the Act states that the term "majority-owned subsidiary" of a person means "a company 50% or more of the outstanding voting securities of which are owned by such person . . . ." Since
Applicant owns 50% of the outstanding voting securities of York, such securities do not constitute "investment securities" for purposes of Section 3(a)(2).

     At June 30, 2003, the Applicant's investment securities, totaling $282,860, represented approximately 2% of the Applicant's total assets on an unconsolidated basis exclusive of cash items and Government securities.

     Because the Applicant's investment securities represent less than 40% of the value of its total assets, and because the Applicant represents that it does not propose to acquire "investment securities" having a value exceeding 40% of the value of its total assets, the Applicant is no longer an investment company under Section 3(a)(1)(C) of the Act.

B.   The Applicant is Not a Section 3(a)(1)(A) Investment Company

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

     The Applicant is no longer an investment company as defined in Section 3(a)(1)(A) of the Act. The Applicant is no longer primarily engaged in the business of investing, reinvesting or trading in securities, no longer holds itself out as being so engaged, and does not propose to be so engaged. Currently, the Applicant is engaged in the business of overseeing its subsidiary York's provision of claims, data, and risk related services to insurers, insureds, and intermediaries located throughout the United States. Applicant is also actively engaged in conducting a business review, development, and acquisition program for operating businesses, including privately owned companies and start-ups.

     Whether an issuer is primarily engaged in the business of investing and reinvesting in securities is a question of fact. In analyzing that question, the Commission and the courts have generally referred to the following factors: the issuer's historical development; its public representations of policy; the activity of its officers and directors; the nature of its present assets and the sources of its present income. Those factors were developed primarily in analyses under Section 3(b)(2) of the Act, but are equally applicable to analyses under Section 3(a)(1)(A). Tonopah Mining Company of Nevada, 26 SEC 426
(1947); Certain Prima Facie Investment Companies, Investment Company Act Release No. 10937 (Nov. 13, 1979), [1979-80] Fed. Sec. L. Rep. (CCH) P. 82,465, n. 24.

     Each of the five factors is discussed in Section III of this Application.

     As discussed above, the Applicant has clearly and consistently indicated to the public and its stockholders its intention to cease being a registered investment company and continues to do so with each public financial report and press release. The Applicant's officers spend substantially all the time that they devote to Applicant's business on (i) overseeing and guiding the management of York's business (ii) conducting a business review, development, and acquisition program for operating businesses, including privately owned companies and start-ups, and (iii) performing such work as may be necessary to implement the program and thereafter operate the businesses acquired (including York, as noted); they spend virtually none of their time engaged in investing and reinvesting the Applicant's assets in investment securities. Finally, less than 40% of the Applicant's total assets are represented by "investment securities."

     The Applicant's activities subsequent to the meeting of its stockholders at which those stockholders approved the Applicant's ceasing to be an investment company demonstrate that it is not engaged primarily in the business of investing, reinvesting or trading in securities. The Applicant has terminated its investment management agreement with its investment adviser and shifted to the internalized management structure traditionally utilized by operating companies, has purchased a majority of the outstanding voting securities of York, and has made additional statements to the public and its stockholders in press releases, annual reports, and semi-annual reports concerning its ceasing to operate as an investment company. Most recently, the Applicant's Board has voted to internalize the Applicant's accounting functions, including calculation of its net asset value. Moreover, Applicant has engaged a business broker to identify business opportunities, and devotes significant resources to investigating such opportunities. Finally, Applicant is actively engaged in York's business through the various activities described in Section III hereof.

     The Applicant also asserts that it no longer holds itself out as being primarily engaged in the business of investing, reinvesting, or trading in securities within the meaning of Section 3(a)(1)(A) of the Act. For example, in the Applicant's semi-annual report to stockholders for the six months ended June 30, 2002, the Applicant states that the Applicant continues to seek new and existing operating businesses, consistent with its mandate to transition to an operating company, and that it is continuing to pursue this deregistration application. In fact, it invites stockholders to refer prospective business opportunities to Applicant's management. In the Applicant's semi-annual report to stockholders for the six months ended June 30, 2003, the Applicant states that management's goal over the year ahead will be to grow [Applicant's] shareholder value by implementing additional operation efficiencies at [the Applicant] and developing the insurance services business."

     For the foregoing reasons, the Applicant is no longer an investment company under Section 3(a)(1)(A) of the Act.

C. Stockholders Will Retain the Protections Afforded by the 1934 Act and the American Stock Exchange Rules

     After entry of the order requested by this Application, the Applicant will continue to be a publicly-held company listed on the American Stock Exchange and will continue to be subject to the reporting and other requirements of the Securities Exchange Act of 1934 ("1934 Act") and the rules of (and the listing agreement with) the American Stock Exchange ("AMEX"). The Applicant, therefore, believes that its compliance with the requirements of the 1934 Act and the AMEX Rules will provide sufficient protection of its stockholders to make continued registration as an investment company under the Act unnecessary.

D.   Continuing Compliance with the Act Presents a Hardship for Applicant

     The primary disadvantages to Applicant of being registered under Act as an investment company relate to capital structure and compensation. First, the limitations imposed by Section 18 of the Act on the Applicant's capital structure constrain the Company's ability to borrow and otherwise manage its capital structure in ways that the Board believes are prudent and reasonable for an operating company but are prohibited to a registered investment company. For instance, in structuring its acquisition of York, Applicant was constrained by these provisions in negotiating a guaranty of certain third-party loans that was a required term of the transaction. Second, the prohibitions of Section 17 of the Act on transactions with affiliates, together with the Section 23(a) of the

Act, also present an obstacle to the Applicant by effectively prohibiting many types of incentive-based compensation the Board considers to be reasonable and necessary to attract and retain the best qualified persons to manage the Applicant's business.

     Currently, as an investment company, Applicant is required to prepare, file and disseminate to shareholders a semi-annual and annual report each year. Moreover, Applicant is required to file Forms N-SAR and new Form N-CSR on a semi-annual basis with the Commission. As an operating company registered under the 1934 Act, Applicant will be required to prepare, file and disseminate quarterly and annual reports to shareholders and will also be required to report material developments to the Commission on Form 8-K. It will no longer be required to submit Forms N-SAR or N-CSR thereafter. In the Applicant's opinion, the 1934 Act reports may provide more meaningful and frequent disclosure to Applicant's shareholders regarding its business activities.

VI.  CONCLUSION

     The Applicant qualifies for an order of the Commission pursuant to Section 8(f) of the Act declaring that the Applicant has ceased to be an investment company because the Applicant no longer meets the definition of investment company under the Act.

VII. AUTHORITY TO FILE THIS APPLICATION

     Pursuant to Rule 0-2(c) under the Act, the Applicant states that its Board, by resolution duly adopted and previously filed with the SEC, has authorized certain officers of the Applicant to prepare, or cause to be prepared, and to execute and file with the Commission, this Application.

     The verification required by Rule 0-2(d) under the Act has previously been filed with the SEC. All other requirements for the execution and filing of this Application in the name of, and on behalf of, the Applicant by the undersigned officer of the Applicant have been complied with and such officer is fully authorized to do so.

     Pursuant to Rule 0-2(f) under the Act, the Applicant states that its address is 11 Hanover Square, New York, NY 10005-3452, and the Applicant further states that all communications or questions concerning this amended Application or any further amendment thereto should be directed to Stephanie Djinis, Law Offices of Stephanie A. Djinis, 1749 Old Meadow Road, Suite 310, McLean, VA 22102, (703) 873-0885.

     It is desired that the Commission issue an Order pursuant to Rule 0-5 under the Act without a hearing being held.

     The proposed notice of the filing of this Application required by Rule 0-2(g) under the Act has previously been filed with the SEC and is incorporated herein by reference.

     The Applicant has caused this Application to be duly signed on its behalf on the date and year set forth below.


                                              BEXIL CORPORATION

                                              By: ___________________________
                                                  Thomas B. Winmill
                                                  President

Dated:  December 5, 2003

--------
1 Although MacArthur has agreed, in a Voting Agreement dated as of January 18, 2002 among York, MacArthur and the Applicant, to vote his shares in favor of the AIGIS nominee, and that he will not vote for any individual to fill the vacancy left by an AIGIS nominee, the Voting Agreement contains no similar provision regarding the Applicant's shares.

2 All of AIGIS' rights with respect to directorships of York terminate at such time as the principal amount of the Subordinated Secured Term Promissory Note dated January 18, 2002 of York payable to AIGIS shall be paid in full.

3 This result would occur only if the Applicant determined not to vote for the AIGIS nominee, as MacArthur is obligated to do so.

4 Computed by dividing the York valuation of $13,084,072 on that date (in accordance with section 2(a)(41) of the Act) by the sum result of Applicant's total assets of $18,320,527, minus $4,661,823 of Government securities and $241,450 of cash items.

5 Currently, York's board of directors consists of the following individuals:
Thomas B. Winmill, Vice Chairman of York and representative of the Applicant; Douglas Wu, director and representative of the Applicant; James Sweeney, representative of AIGIS; Thomas MacArthur; and, Edward Fields. Messrs. Sweeney, MacArthur, and Fields are not representatives of the Applicant.

6 The consent's pertinent resolution provides that York's Vice Chairman, Thomas
B. Winmill, was authorized to execute the Employment Agreement in the form presented to the York Board of Directors with such modifications as he shall approve.

7 Although York's By-Laws and the Stockholders' Agreement referenced above each provide that MacArthur shall be President of York for so long as he is an employee of York by its terms, that right is subject to the provisions of the Employment Agreement.


8 Computed by dividing the SIS valuation of $282,860 by the result of Applicant's total assets of $18,320,527 minus $4,661,823 of Government securities and $241,450 of cash items.

9 Computed by dividing the SIS valuation of $282,860 by the result of Applicant's total assets of $18,320,527 minus $4,661,823 of Government securities and $241,450 of cash items.

                                    EXHIBITS
--------------- ----------------------------------------------------------------
Exhibit A                 December 20, 2001 Press Release
--------------- ----------------------------------------------------------------
Exhibit B                 March 6, 2002 Press Release
--------------- ----------------------------------------------------------------
Exhibit C                 Stockholders Agreement among York Insurance
                          Services Group, Inc., Thomas C. MacArthur, and Applicant

--------------- ----------------------------------------------------------------
Exhibit D                 By-Laws of York Insurance Services Group, Inc.

--------------- ----------------------------------------------------------------
Exhibit E                 Audited Statement of Applicant's Assets and
                          Liabilities, Statement of Operations,
                          Statement of Changes in Net Assets, Schedule
                          of Portfolio Holdings, and Financial Highlights
                          at and for the Year Ended December 31, 2002
--------------- ----------------------------------------------------------------
Exhibit F                 Unaudited Statement of Applicant's Assets and
                          Liabilities, Statement of Operations, Statement
                          of Changes in Net Assets, Schedule of Portfolio
                          Holdings, and Financial Highlights at and for
                          the Semi-Annual Period Ended June 30, 2003
--------------- ----------------------------------------------------------------

                                   EXHIBIT A

December 20, 2001
News Release                                    AMEX-BXL
For Immediate Release                           CUSIP 088577101
---------------------

                               BEXIL CORPORATION
                          ADOPTS NEW INVESTMENT POLICY

NEW YORK -- Bexil Corporation (AMEX: BXL) announced today the adoption by the Board of Directors of a new non-fundamental investment policy providing that the Company will seek to achieve its investment objective by investment in operating businesses and /or investment securities as the officers of the Company deem appropriate, consistent with the shareholder-approved mandate to transition the Company from a registered investment company to an operating company. As contemplated in the proxy statement seeking shareholder approval for the conversion, the Board of Directors deemed it appropriate to reconsider certain of the investment policies in order to facilitate the transition to an operating company. In this connection, the Board eliminated the Company's former non-fundamental investment policy that required investment of at least 50% of total assets in U.S. Government Securities, obligations of U.S. Government agencies or instrumentalities and money market securities, with the remainder of its total assets primarily in equity and other securities. These changes will become effective January 1, 2002.

Contact: Thomas B. Winmill
twinmill@bexil.com


                                     -END-

                                   EXHIBIT B


March 6, 2002
News Release                                    AMEX- BXL
For Immediate Release                           CUSIP 088577101

                               BEXIL CORPORATION
                          ADOPTS NEW INVESTMENT POLICY


NEW YORK -- Bexil Corporation (AMEX: BXL) announced today that the Board of Directors has adopted a policy providing that the Company will seek to achieve its investment objective by investment in operating businesses, U.S. Government securities, cash and/or cash equivalents, as the officers of the Company deem appropriate, in order to transition to an operating company. Bexil seeks to operate businesses directly or through companies in which it has a majority or other substantial interest.

Contact: Thomas B. Winmill
twinmill@bexil.com

                                      -END-

                                    EXHIBIT C



                             STOCKHOLDERS AGREEMENT


     AGREEMENT dated as of January 18, 2002 by and among YORK INSURANCE SERVICES GROUP, INC., a Delaware corporation (the "Corporation"), THOMAS C. MACARTHUR ("MacArthur"), and BEXIL CORPORATION, a Maryland corporation ("Bexil").

                               W I T N E S S E T H

     WHEREAS, MacArthur and Bexil (collectively, the "Stockholders" and, individually, a "Stockholder") each own 500 shares of voting common stock, no par value, of the Corporation (the "Common Stock"), constituting all of the authorized and outstanding voting stock of the Corporation; and

     WHEREAS, the Stockholders and the Corporation wish to provide for certain restrictions on the sale or other disposition of the Common Stock, to grant certain rights with respect to the purchase and sale of the Common Stock and to set forth their agreement as to certain aspects of the management of the Corporation, all as hereinafter set forth;

     NOW, THEREFORE, in consideration of the premises and of the mutual agreements set forth herein, the parties hereto agree as follows:

1.   Board of the Corporation; Special Voting Requirements; Reporting

     (a) Until the consummation of the transactions (the "Closing") contemplated by the Stock Purchase Agreement between the Corporation and AIG Insurance Services, Inc., dated as of the date hereof (the "Stock Purchase Agreement"), the Board of Directors of the Corporation (the "Board") shall consist of two members, of which MacArthur shall have the right to nominate one member and Bexil shall have the right to nominate one member. Upon the Closing, the size of the Board shall be increased to five members, of which (i) each of MacArthur and Bexil shall have the right to nominate two members (the "MacArthur Directors" and the "Bexil Directors," respectively for as long as such Stockholder has in the aggregate direct ownership and Beneficial Ownership (as defined below) of at least 37.5% of the outstanding shares of the Common Stock, and (ii) AIG Insurance Services, Inc. ("AIGIS") shall have the right to nominate one member (the "AIGIS Director") for consideration by the Stockholders for election to the Board of Directors, for so long as the principal amount of the Subordinated Secured Term Promissory Note dated January 18, 2002 (the "Subordinated Note") of the Corporation payable to AIGIS shall be outstanding. Within ten (10) days of the payment in full of the Subordinated Note, the Board shall be reduced to four members and the AIGIS Director shall be removed, unless otherwise unanimously agreed to by the MacArthur Directors and the Bexil Directors. MacArthur shall be the Chairman for so long as he is a member of the Board and President for so long as he is an employee of the Corporation. Each of Bexil and MacArthur shall cease to have the right to nominate (i) a second director under this Section 1(a) at such time as such Stockholder's direct ownership and Beneficial Ownership is less than an aggregate of 37.5% of the outstanding shares of the

Common Stock, and (ii) any directors under this Section 1(a) at such time as such Stockholder's direct ownership and Beneficial Ownership is less than an aggregate of 25% of the outstanding shares of the Common Stock. A Stockholder shall be deemed to have "Beneficial Ownership" of any stock transferred pursuant to a Permitted Transfer (as defined in Section 2).

     (b) Each Stockholder shall vote all Common Stock held by such Stockholder in favor of the election of the Bexil Directors and the MacArthur Directors, or, if applicable, removed or replaced by Bexil or MacArthur, as applicable, in accordance with this Agreement, whether by written consent or at any annual meeting or special meeting of the stockholders of the Corporation.

     (c) There shall be one committee of the Board which shall be the Compensation Committee. The Compensation Committee shall be comprised of three members of the Board, one of whom shall be MacArthur or designated by him and the other two members shall be the Bexil Directors. The Compensation Committee shall be responsible for establishing all compensation (including annual salary, bonus entitlements, vacation, grants of options and other benefits) of the four most highly compensated employees of the Corporation, other than MacArthur, whose compensation shall be as set forth in the Employment Agreement dated as of the date hereof, between MacArthur and the Corporation (the "Employment Agreement").

     (d) The Board and/or Stockholders, as appropriate, have adopted or, promptly following execution and delivery of this Agreement, shall adopt such resolutions as may be necessary or appropriate:

          (i) to approve the execution and delivery by the Corporation of this Agreement; and

          (ii) to adopt By-laws of the Corporation in the form attached hereto as Exhibit A.

     (e) Notwithstanding that no vote may be required or that a lesser percentage vote may be specified by law, the Certificate of Incorporation or By-Laws of the Corporation, or otherwise, the Corporation and the Stockholders agree that the Corporation shall not take, and shall not cause or permit any Subsidiary of the Corporation to take, any of the following actions, in a single transaction or a series of related transactions, without the prior approval of
(a) 75% or more of the entire Board and (b) the holders of 75% of the issued and outstanding shares of Common Stock:

          (i) authorization or issuance of Equity Securities or other securities of or declaration of dividends by the Corporation or its Subsidiaries;

          (ii) increase or decrease in the number of directors of the Corporation (except as provided in Section 1(a) hereof);

          (iii) appointment, retention or termination of any independent auditor of the Corporation or its Subsidiaries;

          (iv) acquisition or sale of assets, or other actions or transactions, not in the ordinary course of the business of the Corporation or its Subsidiaries (including the purchase of Common Stock pursuant to Section 5 hereof);

          (v) entering into or pursuing any line of business other than the business presently conducted by the Corporation or its Subsidiaries;

          (vi) amendment of the Certificate of Incorporation or By-laws of the Corporation;

          (vii) entering into any transaction with any officer, director, shareholder or affiliate (other than the Corporation or any of its Subsidiaries) of the Corporation or any of its Subsidiaries;

          (viii) mortgaging or encumbering of assets of the Corporation or its Subsidiaries or the making of capital expenditures with respect to any single matter in excess of 5% of the consolidated revenue of the Corporation for its fiscal year ended the preceding December 31; or

          (ix) entering into any contract to do or engage in any of the foregoing.

     (f) In the event of any conflict between the By-laws of the Corporation and any provision of this Agreement, the applicable provision of this Agreement shall control to the fullest extent permitted by applicable law.

     (g) In addition to any information provided to the Board, the Corporation shall provide to Bexil true and complete copies of the following (a) a consolidated balance sheet of the Corporation and its subsidiaries and the related consolidated statement of income and cash flows for the most recent calendar month, quarter and year to date, and related schedules (the "Financial Statements") within 30 days of the end of each calendar month, (b) Financial Statements as projected for the next quarter and through year end within 45 days of the end of each calendar quarter, and (c) audited Financial Statements of the calendar year within 60 days of the end of such calendar year.

     2. Restrictions on Transfer; Permitted Transferees. Except as otherwise expressly permitted herein, during the term of this Agreement none of the Stockholders or Permitted Transferees (as defined herein) shall sell, assign, mortgage, transfer, pledge, create a security interest in or lien on, encumber, transfer, place in trust (voting or other) or otherwise (voluntarily or by operation of law) dispose of any legal or beneficial interest therein or grant any option or right to purchase (collectively, "Transfer") all or any part of his, her or its shares of Common Stock. However, notwithstanding the foregoing prohibition on transfer, each Stockholder and any Permitted Transferee may, without complying with Section 5 or 8, Transfer his, her or its shares of Common Stock (each a "Permitted Transfer"):

          (i)  to any of such Stockholder's spouse or lineal descendants;

          (ii) to any trust for the benefit of such Stockholder or any Permitted Transferee, as long as (A) such Stockholder retains the sole right to vote his, her or its shares of Common Stock, and (B) such trust is irrevocable or is revocable solely by such Stockholder;

          (iii) to AIGIS in connection with the pledge related to the Subordinated Note;

          (iv) to any bank in the form of a pledge in connection with the Financing (as such term is defined in the Stock Purchase Agreement); and

          (v) to any of such Stockholder's Affiliates or from any such Affiliate to any such Stockholder or to another Affiliate.

     Where a Transfer is permissible in accordance with the terms and provisions of this Section except as provided in Subsections (iii) and (iv) of this Section, the transferee (each, a "Permitted Transferee") must become a party to this Agreement by executing a counterpart copy of the signature page of this Agreement and delivering it to the Corporation before such Transfer will be considered valid and binding on the Corporation.

     3. Transfers in Violation of this Agreement Void. No purported Transfer of any shares of Common Stock by any Stockholder or other holder thereof in violation of the provisions of this Agreement shall be valid and the Corporation shall not record the Transfer of any such shares of Common Stock on the books of the Corporation and the holders of such shares of Common Stock will not be entitled to vote or participate in any dividends or other distributions made by the Corporation. The foregoing restrictions are in addition to and not in lieu of any other remedies, legal or equitable, available to the Corporation to enforce such provisions under this Agreement.

     4. Transfer of Shares by Operation of Law. Any person or entity that becomes the holder of any shares of Common Stock owned by any of the Stockholders or the possessor of any certificate representing shares of Common Stock owned by any Stockholder as the result of any judicial process, attachment, bankruptcy, receivership, execution or judicial sale shall immediately offer all such shares of Common Stock to the Corporation or its designee whenever requested in writing by the Corporation to do so. The purchase price per share of Common Stock acquired by the Corporation pursuant to this
Section 4 shall be the RPVPS (as defined herein). The closing of such sale and purchase shall occur within thirty (30) days of the receipt by the holder of such shares of the aforementioned request made by the Corporation, at a place and time of the Corporation's choosing, at which time the holder of such shares will deliver the certificate representing the shares of Common Stock to be sold, duly endorsed in favor of the Corporation or its designee or accompanied by a stock power duly endorsed in favor of the Corporation or its designee, in exchange for the delivery by the Corporation to the holder of such Common Stock of the purchase price therefor by bank or certified check or by wire transfer to an account designated by the selling Stockholder at least three days prior to the closing.

     5. Rights of First Offer

     (a) Any Stockholder (the "Selling Stockholder") who wishes to sell for cash all or a specified portion of such Stockholder's shares of Common Stock (the "Offered Shares") shall promptly furnish to the other Stockholders and the Corporation (the "Offerees") a written notice (the "Offer Notice") setting forth
(A) the number of shares of Common Stock proposed to be sold, (B) the proposed price per share of the Common Stock to be paid (which shall be payable in cash), and (C) the other terms and conditions of the offer. The Offer Notice shall be deemed to constitute an offer to sell all (but not less than all) of the Offered

Shares to the other Stockholders and the Corporation on the terms and conditions set forth in the Offer Notice.

     (b) Subject to the provisions of Section 5(c) hereof, the right to purchase granted in Section 5(a) hereof may be exercised by written notice from any of the Offerees to the Selling Stockholder (a "Response Notice") given within the time periods specified in Section 5(c) hereof. Rights exercisable by more than one Stockholder shall be exercised pro rata on the basis of the number of shares of Common Stock held by each affected Stockholder, provided, that any Stockholder may specify in his, her or its Response Notice that he, she or it desires to exercise his, her or its rights under the Offer Notice for more than his, her or its pro rata share, which exercise shall be given effect (i) subject to the priorities established in Section 5(c) hereof, (ii) only to the extent that another Stockholder relinquishes his, her or its rights, and (iii) if more than one Stockholder wishes to exercise such additional rights, on a pro rata basis among such Stockholders. Notice shall be binding on the person giving it.

     (c) In connection with the Offered Shares of the Selling Stockholder:

          (i) The other Stockholders shall have the first right to purchase all of the Offered Shares, which right shall be exercisable by giving a Response Notice within thirty (30) days after the giving of the Offer Notice.

          (ii) The Corporation shall have the right to purchase any Offered Shares which the other Stockholders decline to purchase, which right shall be exercisable by giving a Response Notice (which shall recite that the Corporation has the right to consummate such purchase under applicable law) within ten (10) days after the expiration of the period referred to in subsection 5(c)(i) above (with any member of the Board designated by a Selling Stockholder voting in favor of giving such Response Notice if the other Directors elect that the Corporation exercise such right).

          (iii) If the offer set forth in the Offer Notice is accepted with respect to all the Offered Shares pursuant to subsection (i) or (ii) of this Section 5(c), the parties shall proceed to consummate such transaction pursuant to Section 5(d) hereof. In the event that any Offeree fails to give a Response Notice to the Selling Stockholder within the applicable period specified in this Section 5(c), such failure shall be deemed to constitute an election not to purchase. If the Offerees collectively do not agree to purchase all of the Offered Shares, they shall be deemed to have declined the offer set forth in the Offer Notice and the Selling Stockholder shall have the right to sell all, but not less than all, of the Offered Shares for a period of sixty (60) days following the date upon which the Offerees decline or are deemed to decline to purchase the Offered Shares, but solely to an unaffiliated third party and solely on the terms and conditions substantially as set forth in, and no less favorable to the Selling Stockholder than, those set forth in the Offer Notice; provided, however, that any Transfer permitted by this Section 5(c) shall not be permitted unless the transferee agrees in writing at the time of such Transfer to be bound by the terms and conditions of this Agreement. The transferee of a Stockholder pursuant to this Section 5(c) shall be bound by all terms and conditions of this Agreement by which the original transferor is bound. In the event that the Selling Stockholder fails to consummate the sale of the Offered Shares to such third party on such terms and conditions within such 60-day period, the rights of the Selling Stockholder to sell pursuant to the offer set forth in the Offer Notice shall lapse and the Offered Shares shall again be subject to the restrictions on transfer set forth herein.

          (iv) Notwithstanding anything to the contrary set forth herein, an Offeree may pledge or otherwise encumber the shares of Common Stock held by the Offeree to or for the benefit of any person or entity providing financing in connection with the payment by such Offeree for the Offered Shares.

     (d) The closing of any sale of Offered Shares to the other Stockholders or the Corporation pursuant to this Section shall take place on or before the 30th day following the delivery of a Response Notice accepting the offer with respect to the last of the Offered Shares, or on such other date as may be mutually acceptable to the parties to such transactions. The closing shall be held at 10:00 A.M., local time, at the Corporation's principal place of business or at such other reasonable time and place as may be designated by the Selling Stockholder. At such closing, each of the Offerees purchasing the Offered Shares shall deliver to the Selling Stockholder the full amount of the purchase price for the Offered Shares to be purchased by him, her or it, in cash (to be paid by a certified or official bank check payable in immediately available funds or by wire transfer to an account designated by the Selling Stockholder at least three days prior to the closing), and the Selling Stockholder shall deliver to the purchasers certificates evidencing the Offered Shares to be purchased by each thereof, together with such duly executed stock powers, endorsements or other instruments of conveyance as shall reasonably be requested to convey title to such Offered Shares free and clear of all liens, charges, pledges and encumbrances. Except as otherwise specified in the Offer Notice, the Selling Stockholder shall be obligated to pay any applicable federal, state or local transfer or documentary taxes incurred in connection with any such transfer.

     (e) The certificates of the Common Stock shall bear a legend substantially as set forth below, which shall be given effect by the Corporation:

         "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THE SECURITIES MAY NOT BE PLEDGED, HYPOTHECATED, ASSIGNED, EXCHANGED, SOLD, ENCUMBERED OR TRANSFERRED UNLESS REGISTERED UNDER SUCH ACT AND SUCH BLUE SKY LAWS AS MAY BE APPLICABLE OR UNLESS, IN THE OPINION OF COUNSEL SATISFACTORY TO THE CORPORATION; EXEMPTIONS FROM SUCH LAWS ARE AVAILABLE. THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A CERTAIN STOCKHOLDERS AGREEMENT DATED AS OF JANUARY __, 2001, BY AND AMONG THE CORPORATION AND CERTAIN OTHER STOCKHOLDERS LISTED ON THE SIGNATURE PAGES THERETO THAT, AMONG OTHER THINGS, RESTRICTS THE TRANSFERABILITY OF AND GRANTS CERTAIN OPTIONS TO PURCHASE SUCH SECURITIES. A COPY OF SUCH AGREEMENT IS ON FILE AND MAY BE INSPECTED AT THE OFFICES OF THE CORPORATION."

     6. Preemptive Rights. During the term of this Agreement, the Corporation will not issue any equity securities, any options, warrants or other rights to purchase any such equity securities, any securities convertible into or exchangeable for such equity securities or any options, warrants or other rights to purchase any such convertible or exchangeable securities (collectively, the "Equity Securities") after the date hereof without first complying with the provisions of this Section. The Corporation hereby grants to each Stockholder the preemptive right to purchase, pro rata, any Equity Securities that the Corporation may, from time to time after the date hereof, propose to sell or issue. Each Stockholder's pro rata share for purposes of this preemptive right is the ratio that the number of shares of Common Stock held by such Stockholder immediately prior to the issuance of the Equity Securities which are the subject of such preemptive rights bears to the total number of shares of Common Stock then outstanding. In the event that the Corporation proposes to issue or sell any Equity Securities after the date hereof, it shall give each Stockholder written notice of its intention, describing the price and terms upon which the Corporation proposes to issue or sell such Equity Securities. Each Stockholder shall have thirty (30) days from the date of receipt of any such notice to elect to purchase up to his, her or its respective pro rata share of the Equity Securities being issued or sold for the price and upon the terms specified in the notice from the Corporation by giving written notice to the Corporation and stating therein the quantity of Equity Securities to be purchased by such Stockholder. If any such Stockholder fails to respond to the Corporation within the 30-day notice period, such failure shall be deemed to be the rejection of the right to participate in the purchase of Equity Securities to be issued. At any time within 90 days following the date the Corporation has received notice or deemed rejection from each such Stockholder accepting or rejecting its right to participate, the Corporation may carry out the proposed issuance of Equity Securities. Notwithstanding anything to the contrary in this Section, the preemptive rights provided for herein shall not apply in the case of (i) the issuance and sale of shares of Equity Securities by the Corporation in connection with the acquisition of businesses by the Corporation from an unaffiliated third party approved by the Board and the stockholders pursuant to 1(e) hereof or (ii) the issuance and sale of Equity Securities to key employees of the Corporation that have previously been approved by the Compensation Committee.

7. Definitions; Calculations. For all purposes herein:

     (a) "Required Purchase Value" ("RPV") shall equal five and one-half times the average of the audited annual pre-tax income of the Corporation in the two fiscal years immediately preceding the date of the written notice of the election to require such purchase or sale of the shares, provided, however, that from the Closing and until the first anniversary of the Closing, the RPV shall equal the amount determined by the immediately preceding sentence multiplied by a fraction, the numerator of which shall be the number of whole months that have passed since the date hereof and the denominator of which shall be 12. "Required Purchase Value Per Share" ("RPVPS ") shall mean the RPV divided by the number of shares of stock outstanding, voting and non-voting, at the date of any such calculation, which shall not include any shares held as treasury shares by or otherwise owned by the Corporation. Such income statement shall be prepared in accordance with generally accepted accounting principles and audited by independent certified public accountants of the Corporation or by independent certified public accountants appointed by the Directors of the Corporation within (30) days of the date of the written notice requiring such purchase or sale of the shares of Common Stock ("CPAs"). The CPAs shall also make a determination of RPV and RPVPS. Such income statement prepared by such independent certified public accountants and their determination of RPV and RPVPS shall be final and binding for the purposes of determining the purchase price of such shares of Common Stock to be purchased.

     (b) An "unaffiliated third party" means a person or entity that is not an officer, director, employee, partner or relative of, and does not control, is not controlled by, and is not under common control with, a person and in which such person does not have more than one percent (1%) beneficial interest, and the term "control" means the direct or indirect ownership of five percent (5%) or more of the outstanding voting stock or other equity or interest in such entity or the ability to otherwise direct or cause the direction of the management or policies thereof.

     (c) For purposes of this Agreement, any calculations of shares of Common Stock shall be calculated on a fully diluted basis and shall include shares of Common Stock issuable on the conversion of any securities or the exercise of any options or warrants to acquire Common Stock issued by the Corporation from time to time.

          8.   Death or Disability.

     (a) In the event of the death or Disability of a Stockholder, such Stockholder, or the estate or legal representative of such Stockholder, shall have the right to require the other Stockholders and the Corporation to purchase, and the other Stockholders and the Corporation shall have the right to require such Stockholder, or the estate or legal representative of such Stockholder, to sell to the other Stockholders and the Corporation, all, but not less than all, of the shares of Common Stock held by such Selling Stockholder for a purchase price equal to the RPVPS (as defined herein), within six (6) months of such death or Disability. In the event that such Selling Stockholder, or the estate or legal representative of the Selling Stockholder, shall give written notice to the other Stockholders and the Corporation or the other Stockholders and the Corporation shall give written notice to such Selling Stockholder, or the estate or legal representative of the Selling Stockholder, within such six-month period of the election to require such purchase or sale, as the case may be, the other Stockholders and the Corporation shall purchase such shares as provided, to the extent applicable, in Section 5(c), by giving notice in writing to such Selling Stockholder, or the estate or legal representative of such Selling Stockholder, specifying whether the other Stockholders or the Corporation or both are purchasing the shares of Common Stock and the number of shares thereof to be purchased by each. The closing shall take place no less than 30 nor more than 60 days after the date of receipt of such notice from the other Stockholders and the Corporation on the date designated in such notice, and shall otherwise be subject to the provisions of
Section 5(d) hereof. Notwithstanding anything to the contrary contained herein, this Section shall not apply in the event of the death or disability of a Stockholder occurring prior to the Closing.

     (b) "Disability" for the purposes hereof shall mean the permanent inability of a Stockholder to vote such Stockholder's shares of Common Stock either directly or through an attorney-in-fact or proxy.

     (c) The Corporation may apply for and own term life insurance on the life of any Stockholder in such amount as the Board shall consider appropriate and, in the event of such ownership, the Corporation shall be the beneficiary under any insurance policy owned by it pursuant hereto. Any such insurance policies shall be listed by the Corporation on an Exhibit A which shall be attached hereto. The Corporation shall pay the premiums as they become due on any such insurance policy. If any premium shall remain unpaid five (5) days before the end of the grace period applicable to the payment thereof, the insured may pay or cause the premium to be paid and shall be entitled to reimbursement therefor from the Corporation. The Stockholder who is the insured waives or shall waive in writing any right, title or interest in any such insurance policy. The Stockholder shall take any required examination and shall execute and assign and/or deliver such applications and/or policies necessary to effectuate such insurance coverage. Any dividends upon any such policy prior to maturity or death of the insured shall be disposed of as the Corporation may direct. In the event of the purchase of shares of Common Stock as a result of the death of a Stockholder, the proceeds of any life insurance policy payable to the Corporation may be applied to the purchase contemplated by this Section and any excess of the proceeds shall be retained by the Corporation.

          9.   Insolvency.

     (a) In the event of the Insolvency of a Stockholder, such Stockholder shall promptly give notice thereof to the Board and the other Stockholders and the Corporation and the other Stockholders shall have the right to require such Selling Stockholder to sell to the Corporation and the other Stockholders, all, but not less than all, of the shares of Common Stock held by such Selling Stockholder for a purchase price equal to the RPVPS (as defined herein). In the event that the Corporation or the other Stockholders shall give written notice to such Selling Stockholder within three (3) months of such Insolvency of the election to require such sale, the other Stockholders and the Corporation shall purchase such shares as provided, to the extent applicable, in Section 5(c), by giving notice in writing to such Selling Stockholder specifying whether the other Stockholders or the Corporation or both are purchasing the shares of Common Stock and the number of shares thereof to be purchased by each. The closing shall take place no less than 10 nor more than 30 days after the date of receipt of such notice by the Selling Stockholder from the other Stockholders and the Corporation on the date designated in such notice, and shall otherwise be subject to the provisions of Section 5(d) hereof.

     (b) "Insolvency" for the purposes hereof shall occur if: (i) the Selling Stockholder is adjudicated bankrupt or insolvent; (ii) the Selling Stockholder shall have made an assignment for the benefit of creditors or shall take advantage of any law for the benefit of debtors; (iii) any action is commenced against the Selling Stockholder to cause its assets to be placed under trusteeship or receivership or liquidated for the benefit of creditors and such petition, order or action is not vacated, stayed or discharged within 60 days; or (iv) if the Selling Stockholder files a petition in bankruptcy.

          10.  Additional Repurchase Right.

     In the event of the termination of MacArthur's employment under the Employment Agreement pursuant to (A) any of clauses (i) through (iv) of the definition of "cause" (set forth in Section 5(a) (i)Of the Employment Agreement) for a period of three years from the date hereof, or (B) any of clauses (i) through (iii) of such definition which occurs thereafter until the end of the Term, Bexil and the Corporation shall each have the right, but not the obligation, for four (4) months from the date of such termination, to require MacArthur and each Permitted Transferee of MacArthur's Common Stock, to sell to Bexil and/or the Corporation, as applicable, all, but not less than all, of the shares of Common Stock held by MacArthur and any Permitted Transferee of MacArthur's Common Stock. Bexil and/or the Corporation shall give written notice to MacArthur and each such Permitted Transferee, within such four (4) month period, of the election to require such sale, specifying whether Bexil or the Corporation or both are purchasing the shares of Common Stock and the number of shares thereof to be purchased by each. The closing shall take place no less than 30 nor more than 60 days after the date that such notice was sent to MacArthur on the date designated in such notice, and shall otherwise be subject to the provisions of Section 5(d) hereof. The purchase price per share of Common Stock purchased pursuant to this Section 10 shall equal the RPVPS.

          11.  Tag-Along Right.

     (a) In the event a Stockholder (or Stockholders) (the "Initiating Seller") proposes a Transfer of such Stockholder's shares of Common Stock of the Corporation in one or more related transactions (a "Sale of the Corporation") to an unaffiliated third party (the "Proposed Transferee"), each of the other Stockholders shall have the right (the "Tag-Along Right") to require the Initiating Seller to arrange with the Proposed Transferee to purchase from such Tag-Along Seller that number of shares of Common Stock (but not less than such number of shares of Common Stock) which is equal to the product of (x) the number of shares of Common Stock (calculated on a fully diluted basis) owned by such Tag-Along Seller and (y) a fraction (A) the numerator of which is the number of shares of Common Stock (calculated on a fully diluted basis) proposed to be sold by the Initiating Seller and (B) the denominator of which is the number of shares of Common Stock (calculated on a fully diluted basis) owned by the Initiating Seller (such amount for the Tag-Along Sellers in the aggregate being herein referred to as the "Tag-Along Amount").

     (b) The Initiating Seller shall notify the Tag-Along Sellers in writing of such proposed Transfer (the "Sale Notice"). The Sale Notice shall set forth (a) the name and address of the Proposed Transferee and (b) a copy of the written proposal pursuant to which the Sale of the Corporation will be effected containing all of the material terms and conditions thereof, including (i) the number of shares of Common Stock (calculated on a fully diluted basis) proposed to be transferred by the Initiating Seller, (ii) the Tag-Along Amount, (iii) the price per share of Common Stock (calculated on a fully diluted basis) to be paid, (iv) the terms and conditions of payment offered by the Proposed Transferee, (v) that the Proposed Transferee has been informed of the Tag-Along Right provided for in this Section and has agreed to be bound by the terms hereof and (vi) the date and location of and procedures for selling shares of Common Stock to the Proposed Transferee. If the offer for a Sale of the Corporation includes consideration in whole or in part other than cash, the fair market value thereof shall be determined in good faith by the Board, which determination shall be evidenced by a Board resolution filed with the Corporation, a copy of which shall also be delivered to the Tag-Along Sellers within ten (10) days of the Corporation's receipt of the Sale Notice.

     (c) The Tag-Along Right may be exercised by such Tag-Along Seller by delivery of a written notice (the "Tag-Along Notice") to the Corporation and the Initiating Seller within twenty (20) days following its receipt of the Sale Notice stating that such Tag-Along Seller desires to sell his, her or its pro rata portion of the Tag-Along Amount. Failure to deliver a Tag-Along Notice shall be deemed conclusive of such Tag-Along Seller's intent to decline to exercise his, her or its Tag-Along Right.

     (d) The shares of Common Stock purchased from each Tag-Along Seller by the Proposed Transferee pursuant to this Section shall be paid for at the same price per share of Common Stock (calculated on a fully diluted basis) and upon the same terms and conditions as the Common Stock to be sold by the Initiating Seller.

     (e) The Tag-Along Right granted pursuant to this Section shall not apply to any sale of Common Stock pursuant to a public offering under the Securities Act of 1933, as amended.

          12.  Indemnification and Subrogation.

     (a) In the event that a payment shall be made by MacArthur pursuant to the guaranty provided by MacArthur to Lender (the "MacArthur Guaranty") or by Bexil pursuant to the limited guaranty provided by Bexil to Lender (the "Bexil Guaranty"), in each case, in connection with the Loan and Security Agreement by and between the Corporation and its Subsidiaries and Lender (the "Loan and Security Agreement"), the Corporation shall, and shall cause its Subsidiaries to, indemnify MacArthur and/or Bexil, as applicable, for the full amount of such payment and MacArthur and/or Bexil, as applicable, shall be subrogated to the rights of the Lender to the extent of such payment. In the event that any assets of MacArthur and/or Bexil shall be sold to satisfy any claim of the Lender pursuant to the terms of the Loan and Security Agreement, the Corporation shall, and shall cause its Subsidiaries to, indemnify MacArthur and/or Bexil, as applicable, in an amount equal to the greater of the book value or the fair market value of the assets so sold. The rights of indemnity and subrogation set forth in this section shall be in addition to all rights to indemnity and subrogation that MacArthur and Bexil, as guarantors of Obligations of the Corporation and its Subsidiaries under the Loan and Security Agreement, may have under applicable law.

     (b) In the event that MacArthur has made any payments to Lender pursuant to the MacArthur Guaranty (each, a "Guaranty Payment"), MacArthur shall deliver to Bexil a notice setting forth thereon the amount of such Guaranty Payment, accompanied by reasonable documentation evidencing the payment thereof to Lender. Upon termination of the Bexil Guaranty and all obligations thereunder, Bexil shall reimburse MacArthur for the aggregate amount of all Guaranty Payments, provided, however, in no event shall Bexil's obligation to MacArthur under this Section 12 exceed an amount equal to (x) $3,000,000 less (y) the aggregate amount of all payments made by Bexil to Lender pursuant to the terms of the Bexil Guaranty.

     (c) Any terms used in this Section 12 and not otherwise defined herein shall have the meanings set forth in the Loan and Security Agreement.

     13. Non-Competition.

     (a) For so long as a Stockholder owns any shares of Common Stock and for a period of one year thereafter, such Stockholder shall not (or for such lesser period as may be determined by a court of competent jurisdiction to be the maximum reasonable limitation on the competitive activity of such Stockholder), directly or indirectly, on his, her or its own behalf or on behalf of any other person or entity other than the Corporation or any Subsidiary or Affiliate thereof:

          (i) engage in the same business as that engaged in by the Corporation or any Subsidiary or Affiliate;

          (ii) divert or attempt to divert business from the Corporation or any Subsidiary or Affiliate;

          (iii) solicit or attempt to solicit for any business endeavor any employee of the Corporation or any Subsidiary or Affiliate;

          (iv) acquire or invest in any business that engages in the same business as that engaged in by the Corporation or any Subsidiary or Affiliate without first offering the acquisition or investment opportunity to the Corporation;

          (v) interfere in any material respect with any business relationship between the Corporation or any Subsidiary or Affiliate and any other person; or

          (vi) render any services as an officer, director, employee, partner, consultant or otherwise to, or have an interest as a partner, lender, stockholder holding more than five percent (5%) of the outstanding securities or otherwise, of any Person which is engaged in activities which, if performed by such Stockholder, would violate this Section .

     Notwithstanding anything to the contrary contained herein, if MacArthur is terminated as President of the Corporation without cause, as defined in the Employment Agreement, he shall not be subject to the terms and provisions of this Section 13.

     Nothing in this Section shall prohibit Bexil or its Affiliates from acquiring or owning any interest, directly or indirectly, in any Person in which Bexil or such Affiliates do not posses "control".

     For the purposes hereof, the following terms shall have the following meanings: (a) "Affiliate" of any Person means (i) any Person that directly, or indirectly through one or more intermediaries, controls such Person (a "Controlling Person") or (ii) any Person (other than the Corporation or a Subsidiary) which is controlled by or is under common control with a Controlling Person, with "control" meaning possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise;
(b) "Person" means an individual, a corporation, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof; and (c) "Subsidiary" means any corporation or other entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by the Corporation.

     (b) The Stockholders shall treat in confidence the terms and conditions of this Agreement, and any trade secrets or financial, proprietary or confidential information of the Corporation which comes into their possession, and shall not disclose the same to any person or use the same other than on behalf of the Corporation, provided, that the parties hereto agree that public announcements relating to the Corporation and this Agreement may be made after each party has submitted reasonably in advance, the text of such announcement to the other party and each party has had a reasonable opportunity to comment thereon; provided, further, that any party may make such disclosures that in its opinion are required by law after making reasonable efforts under the circumstances to consult in advance as contemplated hereby for the joint review thereof by the parties.

     (c) Because the Corporation does not have an adequate remedy at law to protect its business from any Stockholder's competition, or to protect its trade secrets, financial, proprietary or confidential information, the Corporation shall be entitled to the remedies of injunctive relief and/or specific performance, without the posting of a bond or other security, in addition to such other remedies and relief that would, in the event of a breach of the provisions of this Section, be available to it.

     14. Sale and Dissolution. In the event the Corporation sells or otherwise transfers all or substantially all of its assets to a person or entity which is not an Affiliate of the Corporation, the Stockholders shall vote all their shares to distribute the net assets of the Corporation to the Stockholders and dissolve the Corporation.

     15. Termination. This Agreement shall terminate upon the earliest of (i) the date on which the Corporation consummates an initial public offering of the Common Stock pursuant to the Securities Act of 1933, as amended (the "Securities Act"), (ii) the date on which the Corporation is dissolved, (iii) the date on which MacArthur or Bexil ceases to hold any shares of Common Stock as a result of a Transfer to a person or entity other than a Permitted Transferee and (iv) the execution and delivery by the holders of all of the issued and outstanding shares of Common Stock who are parties to this Agreement of an instrument terminating this Agreement.

     16. Notices. All communications, notices, requests, consents or demands given under this Agreement shall be in writing and shall be deemed to have been duly given when delivered by courier or overnight service, by hand or by registered or certified mail, postage prepaid, or transmitted by telecopy addressed as follows:

                           If to MacArthur:
                           Thomas C. MacArthur
                           12 Butternut Road
                           Randolph, NJ 07869
                           Facsimile No.:  (973)541-2572

                           with a copy to:

                           Wilson, Elser, Moskowitz, Edelman & Dicker LLP 150 East 42nd Street
                           New York, New York 10017-5639
                           Attention: Jerry B. Black, Esq.
                           Facsimile No.: (212) 490-3038

                           If to Bexil:
                           Bexil Corporation
                           11 Hanover Square
                           New York, New York 10005
                           Attention:  Thomas B. Winmill
                           Facsimile No.: (212) 785-0400

                           with a copy to:

                           Milbank, Tweed, Hadley & McCloy LLP
                           1825 Eye Street, NW
                           Suite 1100
                           Washington, D.C. 20006
                           Attention:  Robert F. Lawrence, Esq.
                           Facsimile No. (202) 835-7586

                           If to the Corporation:
                           York Insurance Services Group, Inc.
                           111 John Street
                           New York, NY 10038
                           Attention: President
                           Facsimile No.:   General Counsel

or to such other address as any party shall have specified for himself, herself or itself from time to time to the other parties in writing. All such notices shall be conclusively deemed to be received and shall be effective, if sent by registered or certified mail, five (5) days after the mailing thereof, by first class, postage prepaid mail, or if transmitted by telecopy or hand delivery upon receipt.

     17. Reimbursement for Advances. Within 90 days of the Closing, each of Bexil and MacArthur will be reimbursed by the Corporation for their respective Advances (as defined by that certain letter agreement dated October 26, 2001 between MacArthur and Bexil). If the Closing does not occur, Bexil and MacArthur will bear half of the total Advances and to the extent either party has advanced more than half of the total Advances, within 90 days of the Termination Date (as defined by that certain letter agreement dated October 26, 2001 between MacArthur and Bexil), such party shall be reimbursed by the other party so that each party bears exactly half of the total Advances.

     18. Entire Agreement; Amendments; Waiver. This Agreement sets forth the entire understanding of the parties hereto with respect to its subject matter and merges and supersedes all prior and contemporaneous agreements, understandings, agreements in principle and discussions with respect to its subject matter. Any amendment or modification of this Agreement or any waiver of any provision hereof shall be in writing and signed by all the parties hereto. No such waiver shall be deemed to be a continuing waiver or a waiver of any other default or of any provisions of this Agreement not expressly referred to in such waiver.

     19. Parties in Interest; Assignment. This Agreement may not be assigned by any party hereto except by a Stockholder in connection with a transfer made in accordance with the provisions of this Agreement. This Agreement is binding upon and is solely for the benefit of the parties hereto and their respective successors, heirs, administrators and transferees; and no person is intended to be a third-party beneficiary of any provision hereof.

     20. Governing Law. This Agreement shall in all respects be governed by and construed in accordance with the laws of the State of New York without giving effect to the conflicts of law principles thereof.

     21. Counterparts. This Agreements may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. 22. Construction. Headings contained in this Agreement are for convenience only and shall not be used in the interpretation of this Agreement. References herein to Sections and subsections are to the Sections and subsections of this Agreement. As used herein, the singular includes the plural, the masculine, feminine and neuter gender each includes the others where the context so indicates.

     23. Severability. If any provision of this Agreement is held to be invalid or unenforceable by a court of competent jurisdiction, this Agreement shall be interpreted and enforceable as if such provisions were severed or limited, but only to the extent necessary to render such provision and this Agreement enforceable.

     24. Further Assurances. Each party hereto shall do and perform or cause to be done and performed all further acts and things and shall execute and deliver all other agreements, certificates, instruments, and documents as any other party hereto reasonably may request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

     25. Specific Performance. The parties hereto agree that money damages or other remedy at law would not be sufficient or adequate remedy for any breach or violation of, or a default under, this Agreement by them and that, in addition to all other remedies available to them, each of them shall be entitled to an injunction restraining such breach, violation or default or threatened breach, violation or default and to any other equitable relief, including without limitation specific performance, without bond or other security being required.

     IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement as of the date first set forth above.

                                           YORK INSURANCE SERVICES GROUP, INC.



                                           By________________________________
                                             Thomas C. MacArthur
                                             President

                                             ________________________________
                                             Thomas C. MacArthur

                                             BEXIL CORPORATION



                                           By_______________________________
                                             Thomas B. Winmill
                                             President

                                    EXHIBIT D


                                     BY-LAWS

                                       OF

                       YORK INSURANCE SERVICES GROUP, INC.

                                    ARTICLE I

                                     OFFICES
                                     -------

     Section 1.1. Registered Office. The registered office of the Corporation shall be located in the City of Wilmington, County of New Castle, State of Delaware, and the name and address of its registered agent is Delaware Business Incorporators, Inc.

     Section 1.2. Other Offices. The Corporation may have other offices, either within or without the State of Delaware, at such place or places as the Board of Directors may from time to time determine or the business of the Corporation may require.


                                   ARTICLE II

                            MEETINGS OF STOCKHOLDERS
                            ------------------------

     Section 2.1 Annual Meetings. The annual meeting of the stockholders of the Corporation for the election of directors and for the transaction of such other business as may properly come before the annual meeting of stockholders shall be held on the third Tuesday of each year, at such time and at such place, within or without the State of Delaware, as shall be designated by the Board of Directors, or at such other date and time or place, either within or without the State of Delaware, as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting or a duly executed waiver thereof. If such third Tuesday shall fall upon a legal holiday, the meeting shall be held on the next succeeding business day.

     Section 2.2. Special Meetings. A special meeting of the stockholders for any purpose or purposes, unless otherwise prescribed by law, may be called at any time by the Chairman or the Vice-Chairman. Special meetings of the stockholders shall be held at the principal office of the Corporation, or at such other place as may be designated in the notice of such meeting.

     Section 2.3. Notice and Purpose of Meetings. Notice of the time and place of each meeting of the stockholders shall be given by the Chairman of the Board, the Vice-Chairman or the Secretary at least twenty (20) days and not more than sixty (60) days before the day on which the meeting is to be held to each stockholder of record entitled to vote at such meeting. Whenever stockholders are required or permitted to take any action at a meeting, unless notice is waived as provided in these By-Laws, a written notice of such meeting shall be given by any of facsimile, email or mail in a first-class, postage prepaid envelope, return receipt requested, addressed to the stockholder at the stockholder's last post-office address appearing on the stock records of the Corporation or as otherwise determinable in the records of such person giving notice. Except as otherwise expressly required by law, no publication of any notice of a meeting of the stockholders shall be required. Notice of any adjourned regular or special meeting of the stockholders of the Corporation shall be required to be given even if the time and place thereof are announced at the meeting at which the adjournment is taken. At special meetings of stockholders no business other than that specified in the notice of the meeting or germane thereto shall be transacted at such meeting.

     Section 2.4. Quorum. At each meeting of the stockholders, except as otherwise expressly required by law, stockholders holding 75% of the shares of stock of the Corporation, issued and outstanding, and entitled to be voted thereat, shall be present in person or by proxy to constitute a quorum for the transaction of business, but the stockholders present, although less than a quorum, may adjourn such meeting from time to time until stockholders holding the amount of stock requisite for a quorum shall be present or represented. At any such adjourned meeting at which a quorum may be present, any business may be transacted which might have been transacted at the meeting as originally called, but only those stockholders entitled to vote at the meeting as originally noticed shall be entitled to vote at any adjournment or adjournments thereof, unless a new record date is fixed.

     Section 2.5. Organization. Meetings of the stockholders shall be presided over by one of the following in the following order of precedence: the Chairman of the Board, Vice-Chairman, or if neither the Chairman of the Board nor the Vice-Chairman is present, by a chairman to be chosen by stockholders entitled to cast a majority of the votes present and entitled to be cast at the meeting. The Secretary of the Corporation, or in his or her absence, an Assistant Secretary, shall act as secretary of every meeting, but if neither the Secretary nor an Assistant Secretary is present, stockholders entitled to cast a majority of the votes present and entitled to be cast at the meeting shall choose any person present to act as secretary of the meeting.

     Section 2.6. Order of Business. The order of business at each meeting of the stockholders shall be determined by the chairman of such meeting, but such order of business at any meeting at which a quorum is present may be changed by the vote of a majority in voting interest of those present in person or by proxy at such meeting and entitled to vote thereat, provided that at special meetings of stockholders no business other than that specified in the notice of the meeting or germane thereto shall be transacted.

     Section 2.7. Voting. Each stockholder shall, at each meeting of the stockholders, be entitled to one vote in person or by proxy for each share of voting stock entitled to vote thereat of the Corporation held by the stockholder and registered in the stockholder's name on the books of the Corporation on the date fixed or determined pursuant to the provisions of Section 6.5 of these By-Laws as the record date for the determination of stockholders who shall be entitled to receive notice of and to vote at such meeting. Shares of its own stock belonging to the Corporation shall not be voted directly or indirectly. Any vote on stock of the Corporation may be given at any meeting of the stockholders by the stockholder entitled thereto in person or by the stockholder's proxy appointed by an instrument in writing delivered to the Secretary or an Assistant Secretary of the Corporation or to the secretary of the meeting. The attendance at the meeting by a stockholder who may theretofore have given a proxy shall not have the effect of revoking the same unless the stockholder shall in writing so notify the secretary of the meeting prior to the voting of the proxy. At all meetings of the stockholders, all matters except as otherwise provided in these By-Laws or by law shall be decided by the affirmative vote of 75% of the voting interest of the stockholders present in person or by proxy and entitled to vote thereat, a quorum being present. The vote at any meeting of the stockholders on any question need not be by ballot, unless so directed by the chairman of the meeting. On a vote by ballot each ballot shall be signed by the stockholder voting, or by the stockholder's proxy, if there be such proxy.

     Section 2.8. List of Stockholders. It shall be the duty of the Secretary or other officer of the Corporation who shall have charge of its stock ledger to prepare, make and certify, at least twenty (20) days before every meeting of the stockholders, a complete list of the stockholders entitled to vote thereat, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least twenty (20) days prior to said meeting either at a place within the city where said meeting is to be held and which place shall be specified in the notice of said meeting, or, if not so specified, at the place where said meeting is to be held, and such list shall be produced and kept at the time and place of said meeting during the whole time thereof, and may be inspected by any stockholder who is present. The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger or such list or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

     Section 2.9. Inspectors or Judges. The Board of Directors, in advance of any meeting of stockholders, may appoint one or more inspectors or judges to act at such meeting or any adjournment thereof. If the inspectors or judges shall not be so appointed, or if any of them shall fail to appear or act, the chairman of such meeting shall appoint the inspectors or judges, or such replacement or replacements therefor, as the case may be. Such inspectors or judges, before entering on the discharge of their duties, shall take and sign an oath or affirmation to faithfully execute the duties of inspectors or judges at meetings for which they are appointed. At such meeting, the inspectors or judges shall receive and take in charge the proxies and ballots and decide all questions relating to the qualification of voters and the validity of proxies and the acceptance or rejection of votes. An inspector or judge need not be a stockholder of the Corporation, and any officer of the Corporation may be an inspector or judge on any question other than a vote for or against his election to any position with the Corporation.

     Section 2.10. Action Without a Meeting. Except as otherwise provided by law, any action which may be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by all of the holders of outstanding stock entitled to vote thereat.

                                   ARTICLE III

                               BOARD OF DIRECTORS
                               ------------------

     Section 3.1. General Powers. (a) The business, properties and affairs of the Corporation shall be managed under the supervision of the Board of Directors, which, without limiting the generality of the foregoing, shall have power to elect and appoint officers of the Corporation, and, by resolution adopted by 75% of the whole Board of Directors, to appoint committees of the Board of Directors, the membership of which may consist of one or more directors, and which may advise the Board of Directors with respect to any matters relating to the conduct of the Corporation's business. In addition, the Board of Directors may exercise all the powers of the Corporation and do all lawful acts and things which are not reserved to the stockholders herein or by law.

     (b) The mortgaging or encumbering of assets of the Corporation or the making of capital expenditures with respect to any single matter in excess of the greater of $500,000 or 2% of the consolidated revenue of the Corporation for its fiscal year ended the preceding December 31 shall require the approval of the Board of Directors.

     Section 3.2. Number, Term and Vacancies. (a) Subject to the requirements of law, the number of directors shall be fixed at no less than two nor more than five. Until the consummation of the transactions contemplated by the Stock Purchase Agreement between the Company and AIG Insurance Services, Inc., dated as of January 18, 2002 (the "Stock Purchase Agreement"), the Board of Directors of the Corporation shall consist of two directors, of which Thomas C. MacArthur ("MacArthur") shall have the right to nominate one director and Bexil Corporation ("Bexil") shall have the right to nominate one director. Upon the consummation of the transactions contemplated by the Stock Purchase Agreement, the size of the Board of Directors shall be increased to five directors, divided into three classes and designated as Class I, Class II and Class III. Class I directors shall be initially elected for a term expiring at the first annual meeting of the stockholders, Class II directors shall be initially elected for a term expiring at the second annual meeting of stockholders and Class III directors shall be initially elected for a term expiring at the third annual meeting of stockholders. Members of each class shall hold office until the expiration of his or her term and until his or her successor shall be elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal. At each succeeding annual meeting of the stockholders of the Corporation, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election and until their successors are elected and qualified. Directors need not be stockholders. Subject to the provisions of the Stockholders Agreement and Section 3.13(c) hereof, the directors shall have power from time to time, and at any time, when the stockholders as such are not assembled in a meeting, regular or special, to increase or decrease their own number to the extent provided in these By-Laws.

     (b) Upon the consummation of the transactions contemplated by the Stock Purchase Agreement, (i) each of MacArthur and Bexil shall have the right to nominate two directors (the "MacArthur Directors" and the "Bexil Directors," respectively) for as long as such Stockholder is deemed in the aggregate to have direct ownership and Beneficial Ownership (as defined in the Stockholders Agreement dated as of January 18, 2002 (the "Stockholders Agreement")) of at least 37.5% of the outstanding shares of the Common Stock and (ii) AIG Insurance Services, Inc. ("AIGIS") shall have the right to nominate one director (the "AIGIS Director") for consideration by the Stockholders for election to the Board of Directors, for so long as the principal amount of the Subordinated Secured Term Promissory Note dated January 18, 2002 (the "Subordinated Note") of the Corporation payable to AIGIS shall be outstanding. Within ten (10) days of the payment in full of the Subordinated Note, the Board of Directors shall be reduced to four directors and the AIGIS Director shall be removed, unless otherwise unanimously agreed to by the MacArthur Directors and the Bexil Directors. Each of Bexil and MacArthur shall cease to have the right to nominate (i) a second director under this Section 3.2 at such time as such Stockholder's direct ownership and Beneficial Ownership in the aggregate is less than 37.5% of the outstanding shares of the Common Stock, and (ii) any directors under this Section 3.2 at such time as such Stockholder's direct ownership and Beneficial Ownership in the aggregate is less than 25% of the outstanding shares of the Common Stock.

     Section 3.3. Election of Directors. At each meeting of the stockholders for the election of directors at which a quorum is present, directors shall be elected by a plurality of the votes cast at the meeting by the holders of stock entitled to vote, in a manner consistent with Section 3.2 hereof; provided, however, that any election of the AIGIS Director shall require the unanimous vote cast at the meeting by the holders of stock entitled to vote. A nomination shall be accepted and votes cast for a nominee shall be counted by the inspectors or judges of the election, only if the Secretary of the Corporation has received prior to or at the meeting a statement over the signature of the nominee that he or she consents to being a nominee and, if elected, intends to serve as a director.

     Section 3.4. Organization and Order of Business. At each meeting of the Board of Directors, one of the following shall act as chairman of the meeting and preside thereat, in the following order of precedence: (i) the Chairman of the Board; (ii) Vice-Chairman; or (iii) any director chosen by a majority of the directors present thereat. The Secretary, or in case of his or her absence any Assistant Secretary (who shall be present thereat) or the person (who shall be present thereat) whom the chairman of such meeting shall appoint, shall act as secretary of such meeting and keep the minutes thereof. The order of business at each meeting of the Board of Directors shall be determined by the chairman of such meeting.

     Section 3.5. Resignations. Any director may resign at any time by giving written notice of his or her resignation to the Chairman of the Board, the Vice-Chairman or the Secretary of the Corporation. Any such resignation shall take effect at the time specified therein, or, if the time when it shall become effective shall not be specified therein, then it shall take effect when accepted by action of the Board of Directors. Except as aforesaid, the acceptance of such resignation shall not be necessary to make it effective.

     Section 3.6. Removal. Directors may be removed at any time only upon the affirmative vote of the holders of 75% or more of the stock of the Corporation entitled to vote in elections of directors, provided, however, that (i) during such time as MacArthur has the right to nominate directors, no MacArthur Director may be removed without MacArthur's consent and (ii) during such time as Bexil has the right to nominate directors, no Bexil Director may be removed without Bexil's consent, in each case, other than in accordance with Section 3.2 hereof.

     Section 3.7. Vacancies, Etc. In case of any vacancy on the Board of Directors, a director may be elected to fill the vacancy for the unexpired portion of the term being filled by the holders of shares of stock of the Corporation entitled to vote in respect thereof at an annual or special meeting of such holders or by all of the directors of the Corporation then in office though less than a quorum, provided, however, that in filling any vacancy, the Board of Directors shall elect such individual recommended by the stockholder who has the right to nominate such director or directors. Directors so elected shall serve until the term thereof expires.

     Section 3.8. Place of Meeting. The Board of Directors may hold its meetings at such place or places within or without the State of Delaware as the Board of Directors may from time to time by resolution determine or as shall be specified or fixed in the respective notices or waivers of notice thereof.

     Section 3.9. First Meeting. As soon as practicable after each annual election of directors, the Board of Directors shall meet for the purpose of the election of officers, the appointment of the independent auditors of the Corporation and the transaction of other business. Such meeting shall be held at the time and place previously fixed by the Board of Directors for the next regular meeting of the Board of Directors and no notice thereof need be given; provided, however, that the Board of Directors may determine that such meeting shall be held at a different place and time, but notice thereof shall be given in the manner hereinafter provided for special meetings of the Board of Directors.

     Section 3.10. Regular Meetings. Regular meetings of the Board of Directors shall be held on the third Tuesday of each month or at such other times as the Board of Directors shall from time to time determine. Notice of regular meetings need not be given. If any day fixed for a regular meeting shall be a legal holiday at the place where the meeting is to be held, then the meeting which would otherwise be held on that day shall be postponed until the same hour on the same day of the next succeeding week in which such day shall not be a legal holiday at such place, or at such other time and place as the Board of Directors shall determine in which event notice thereof shall be given.

     Section 3.11. Special Meetings; Notice. Special meetings of the Board of Directors shall be held whenever called by the Chairman of the Board, the Vice-Chairman or by one of the directors at the time in office. The Secretary shall give notice to each director as hereinafter in this Section provided of each such special meeting, in which shall be stated the time and place of such meeting. Notice of each such meeting shall be given by any of facsimile, email or mail in a first-class, postage prepaid envelope, return receipt requested, addressed to the director at the director's last post-office address appearing on the records of the Corporation or as determinable by the records of the person giving notice, at least three days before the day on which such meeting is to be held. At special meetings of the Board of Directors no business other than as specified in the notice of the meeting or germane thereto shall be transacted. Notice of any meeting of the Board of Directors need not, however, be given to any director if waived by him or her in writing before, during or after such meeting or if he or she shall be present at such meeting.

     Section 3.12. Quorum and Manner of Acting. Except as otherwise required by law or as otherwise required by these By-Laws, 75% of the members of the Board of Directors at the time in office shall be present in person at any meeting of the Board of Directors in order to constitute a quorum for the transaction of business at such meeting, and the affirmative vote of a majority of directors present at any such meeting, at which a quorum is present, shall be necessary for the passage of any resolution or act of the Board of Directors. In the absence of a quorum, a majority of the Board of Directors may adjourn any meeting, from time to time, until a quorum is present. Notice of any adjourned meeting shall be given even if the time and place thereof are announced at the meeting at which the adjournment is taken.

     Section 3.13. Special Voting Requirements. The following actions on the part of the Corporation must be authorized by the affirmative vote of (a) 75% or more of the entire Board of Directors and (b) the holders of 75% of the voting stock of the Corporation:

         (a) authorization or issuance of Equity Securities or other securities of or declaration of dividends by the Corporation or its Subsidiaries;

         (b) the increase or decrease of the number of directors of the Corporation or filling any vacancy on the Board of Directors (except as provided in Section 3.2 hereof);

         (c) appointment, retention or termination of any independent auditor of the Corporation or its Subsidiaries;

         (d) acquisition or sale of assets, or other actions or transactions, not in the ordinary course of the business of the Corporation or its Subsidiaries;

         (e) entering into or pursuing any line of business other than the business presently conducted by the Corporation or its Subsidiaries;

         (f) amendment of the Certificate of Incorporation or By-laws of the Corporation;

         (g) entering into any transaction with any officer, director, shareholder or affiliate (other than the Corporation or any of its Subsidiaries) of the Corporation or any of its Subsidiaries;

         (h) mortgaging or encumbering of assets of the Corporation or its Subsidiaries or the making of capital expenditures with respect to any single matter in excess of 5% of the consolidated revenue of the Corporation for its fiscal year ended the preceding December 31; or

         (i) entering into any contract to do or engage in any of the foregoing.

     Section 3.14. Action by Consent. Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting, if prior to such action a written consent thereto is signed by all members of the Board of Directors or of such committee, as the case may be, and such written consent is filed with the minutes of proceedings of the Board of Directors or Committee.

     Section 3.15. Committees. (a) In addition to the Compensation Committee authorized in Section 3.15(b), the Board of Directors may, by resolution passed by all members of the Board of Directors, designate one or more committees, each committee to consist of two or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Any such committee, to the extent provided in the resolutions of the Board of Directors or in these By-Laws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation; but no such committee shall have the power or authority to amend the Certificate of Incorporation, adopt an agreement of merger or consolidation, recommend to the stockholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets, recommend to the stockholders a dissolution of the Corporation or revocation of a dissolution, amend the By-Laws of the Corporation or to declare a dividend or to authorize the issuance of stock. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

     (b) There shall be a Compensation Committee of the Board of Directors consisting of MacArthur or his designee and the Bexil Directors, which shall establish the compensation (including annual salary, bonus entitlements, vacation, grants of options and other benefits) to be paid to the four most highly compensated employees of the Corporation and its Subsidiaries other than the Chairman of the Board and the President.

     Section 3.16. Meeting by Communications Equipment. Members of the Board of Directors or any committee appointed by the Board of Directors may participate in a meeting of the Board of Directors or of such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such meeting.

     Section 3.17. Compensation. By resolution of the stockholders, non-employee directors may receive a salary for their services as directors or as members of committees and a fixed fee and expenses of attendance may be allowed for attendance at each meeting. Nothing herein contained shall be construed to preclude any director from serving the Corporation or any subsidiary or affiliate thereof in any other capacity as an officer, agent or otherwise, and receiving compensation therefor.

                                   ARTICLE IV

                                    OFFICERS
                                    --------

     Section 4.1. Officers. (a) The officers of the Corporation shall include a Chairman of the Board, a Vice-Chairman, a President, a Treasurer, a Secretary, and may include one or more Executive Vice-Presidents, Vice-Presidents, a Controller and such Assistant Secretaries, Assistant Treasurers and Assistant Controllers as the Board of Directors may deem proper. None of the officers, except the Chairman of the Board of the Corporation and the Vice-Chairman, need be directors. More than one office may be held by the same person, but the offices of Chairman of the Board or President and Secretary shall not both be held simultaneously by the same person.

     (b) The Executive Officers of the Corporation shall consist of the President, the Executive Vice Presidents, the Treasurer and the Secretary.

     Section 4.2. Other Officers and Agents. Other officers and agents may be elected in the manner set forth herein for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors.

     Section 4.3. Nominations. All officers shall be nominated by the President by notice to the Directors in writing no less than thirty (30) days before the first meeting of the Board of Directors after each annual meeting of the stockholders or before any other meeting of the Board of Directors.

     Section 4.4. Election of Officers. The election of officers shall require the affirmative vote of a 50% or more of the Board of Directors or 50% or more of the holders of the voting stock of the Corporation.

     Section 4.5. Term and Removal. Officers shall serve at the pleasure of the Board of Directors and may be removed from office at any time, provided, that any officer, other than MacArthur, may be removed from office, either with or without cause, at any time by the President or by the affirmative vote of 75% or more of the members of the whole Board of Directors then in office or, in the case of the Executive Officers, by the holders of 50% or more of the voting stock of the Corporation, and provided further, that MacArthur may be removed pursuant to the terms of his employment agreement with the Corporation. A vacancy in any office arising from any cause may be filled for the unexpired portion of the term by the Board of Directors in accordance with Sections 4.3 and 4.4 above. Any Executive Officer removed in accordance with this Section shall not be re-nominated or reinstated without the affirmative approval of the holders of 75% or more of the voting stock of the Corporation.

     Section 4.6. Chairman of the Board - Powers and Duties. The Chairman of the Board shall preside at all meetings of the stockholders and directors and shall take action to assure that all resolutions of the stockholders and of the Board of Directors are carried into effect. For so long as MacArthur owns at least 25% of the voting stock of the Corporation, he shall be Chairman.

     Section 4.7. Vice-Chairman - Powers and Duties. The Vice-Chairman shall preside at all meetings of the stockholders and directors at which the Chairman is absent and shall take action to assure that all resolutions of the stockholders and of the Board of Directors are carried into effect. For so long as Bexil owns at least 25% of the voting stock of the Corporation, the Vice-Chairman shall be one of the Bexil Directors.

     Section 4.8. President - Powers and Duties. The President shall be the Chief Executive Officer of the Corporation and, as such, shall have such powers, authority and duties as ordinarily pertain to such office. The responsibilities of the President shall include the supervision of the affairs and operations of the Corporation and to conduct the affairs of the Corporation to achieve such objectives as may be established from time to time by the Board of Directors and to ensure that the activities of the various subsidiaries, divisions and other operating units of the Corporation are properly coordinated. The President shall have authority over the affairs, operations and budgets of such divisions and other operating units, and shall keep the Board of Directors advised. He shall sign or countersign certificates, contracts, and other instruments of the Corporation, and shall perform all of the duties and enjoy all the powers which are delegated to him by the Board of Directors, except in all instances as he may delegate such authority and such duties to other officers of the Corporation. For so long as MacArthur is employed by the Corporation, he shall be President.

     Section 4.9. Vice Presidents - Powers and Duties. Any Executive Vice President shall have such powers and discharge such duties as may be assigned to him from time to time by the Board of Directors or the President of the Corporation. Each Vice President shall have such powers and discharge such duties as may be assigned to him from time to time by the President or by the Board of Directors upon recommendation of the President. One or more Executive Vice Presidents and Vice Presidents may be elected by the Board of Directors as provided herein. In the prolonged absence or disability of the President or in the event of and during the period of a vacancy in that office, the Executive Vice President and then the Vice Presidents in order of their seniority shall exercise the powers and perform the duties of the President, except as otherwise designated by the Board of Directors.

     Section 4.10. Secretary - Powers and Duties. The Secretary shall issue notices for all meetings; shall keep minutes of all meetings; shall have charge of the corporate minute books; and shall make such reports and perform such other duties as are incident to his office, or are properly required by the Board of Directors.

     Section 4.11. Assistant Secretaries - Powers and Duties. The Assistant Secretaries in order of their seniority shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary, and shall perform such other duties as the Board of Directors shall prescribe.

     Section 4.12. Treasurer - Powers and Duties. The Treasurer shall have the custody of all monies and securities of the Corporation and shall keep regular books of account; shall disburse the funds of the Corporation in payment of the just demands against the Corporation or as may be ordered by the Board of Directors, taking proper vouchers for such disbursements; shall render to the Board of Directors from time to time, as may be required of him, an account of all of his transactions as Treasurer and of the financial condition of the Corporation, including monthly unaudited financial statements for the Corporation within 30 days of the end of each calendar month, quarterly projections within 45 days of the end of each quarter and audited annual financial statements within 60 days of the end of each calendar year; and shall perform all duties incident to the office or that are properly required by the Board of Directors.

     Section 4.13. Assistant Treasurers - Powers and Duties. The Assistant Treasurers in the order of their seniority shall, in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer, and shall perform such other duties as the Board of Directors shall prescribe.

     Section 4.14. Controller - Powers and Duties. The Controller shall keep full and accurate accounting records for the Corporation, and shall render to the Board of Directors from time to time, as may be required, reports of operations and the financial condition of the Corporation. The Controller shall perform all duties incident to the office or that are required from time to time by the Board of Directors.

     Section 4.15. Assistant Controllers - Powers and Duties. The Assistant Controllers in the order of their seniority shall, in the absence or disability of the Controller, perform the duties and exercise the powers of the Controller, and shall perform such other duties as the Board of Directors shall prescribe.

                                    ARTICLE V

                 CONTRACTS, CHECKS, DRAFTS, BANK ACCOUNTS, ETC.
                 ----------------------------------------------

     Section 5.1. Execution of Documents by Officers. (a) All of the Executive Officers of the Corporation shall have the power to execute and deliver any deeds, contracts, mortgages, bonds, debentures and other documents of and in the name of the Corporation.

     (b) All other officers shall have such powers with respect to execution and delivery of deeds, contracts, mortgages, bonds, debentures and other documents as may be assigned to them by the Board of Directors or the President.

     (c) Notwithstanding anything to the contrary provided in this Section 5.1, no officer shall take any of the actions listed in Sections 5.1(a) and (b) above without first obtaining the requisite approval of the Board of Directors or stockholders, if required herein.

     Section 5.2. Deposits. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation or otherwise as the Board of Directors, the President or the Treasurer shall direct in such banks, trust companies or other depositories as the Board of Directors may select or as may be selected by any officer or officers or agent or agents of the Corporation to whom power in that respect shall have been delegated by the Board of Directors. For the purpose of deposit and for the purpose of collection for the account of the Corporation, checks, drafts and other orders for the payment of money which are payable to the order of the Corporation may be endorsed, assigned and delivered by any officer or agent of the Corporation.

     Section 5.3. Proxies in Respect of Stock or Other Securities of Other Corporations. Unless otherwise provided by resolution adopted by the Board of Directors, each of the Executive Officers may from time to time appoint an attorney or attorneys or agent or agents of the Corporation to exercise in the name and on behalf of the Corporation the powers and rights which the Corporation may have as the holder of stock or other securities in any other corporation to vote or consent in respect of such stock or other securities, may instruct the person or persons so appointed as to the manner of exercising such powers and rights, and may execute or cause to be executed in the name and on behalf of the Corporation, all such written proxies, powers of attorney or other instruments as such Executive Officer may deem necessary or proper in order that the Corporation may exercise such powers and rights.

                                   ARTICLE VI

                 SHARES AND THEIR TRANSFER, EXAMINATION OF BOOKS
                 -----------------------------------------------

     Section 6.1. Certificates for Stock. Every holder of stock of the Corporation shall be entitled to have a certificate or certificates, in such form as the Board of Directors shall prescribe, certifying the number of shares of stock of the Corporation owned by the stockholder. The certificates representing shares of such stock shall be numbered in the order in which they shall be issued and shall be signed in the name of the Corporation by the person who was at the time of signing the President or a Vice President and by the person who was at the time of signing the Secretary; provided, however, that the signature of such Executive Officer of the Corporation and of such Secretary may be facsimile. In case any officer or officers of the Corporation who shall have signed, or whose facsimile signature or signatures shall have been used on, any such certificate or certificates shall cease to be such officer or officers, whether because of death, resignation or otherwise, before such certificate or certificates shall have been delivered by the Corporation such certificate or certificates may nevertheless be adopted by the Corporation and be issued and delivered as though the person or persons who signed such certificate or certificates, or whose facsimile signature or signatures shall have been used thereon, had not ceased to be such officer or officers. A record shall be kept of the respective names of the persons, firms or corporations owning the stock represented by certificates for stock of the Corporation, the number of shares represented by such certificates, respectively, and the respective dates thereof, and in case of cancellation, the respective dates of cancellation. Every certificate surrendered to the Corporation for exchange or transfer shall be cancelled and a new certificate or certificates shall not be issued in exchange for any existing certificate until such existing certificate shall have been so cancelled except in cases provided for in Section 6.4.

     Section 6.2. Transfers of Stock. Transfers of shares of the stock of the Corporation shall be made only on the books of the Corporation by the registered holder thereof, or by his or her attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the Corporation, or with a transfer clerk or a transfer agent appointed as in Section 6.3 of these By-laws provided, and upon surrender of the certificate or certificates for shares properly endorsed and payment of all taxes thereon. The person in whose name shares of stock stand on the books of the Corporation shall be deemed the owner thereof for all purposes as regards the Corporation.

     Section 6.3. Regulations. The Board of Directors may make such rules and regulations as it may deem expedient, not inconsistent with these By-Laws, concerning the issue, transfer and registration of certificates for stock of the Corporation. The Board of Directors may appoint or authorize any officer or officers to appoint one or more transfer clerks, any of whom may be employees of the Corporation, or one or more transfer agents and one or more registrars, and may require all certificates for stock to bear the signature or signatures of any of them; provided, however, that the signature of any transfer clerk, transfer agent, or registrar may be facsimile. In case any transfer clerk, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such transfer clerk, transfer agent, or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such transfer clerk, transfer agent, or registrar at the date of issue.

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     Section 6.4. Lost, Stolen, Destroyed and Mutilated Certificates. The owner of any stock of the Corporation shall immediately notify the Corporation of any loss, theft, destruction or mutilation of the certificate therefor, and the Corporation may issue a new certificate of stock in the place of any certificate theretofore issued by the Corporation, which is delivered to the Corporation, in the case of a mutilated certificate, or alleged to have been lost, stolen or destroyed, and the Board of Directors may, in its discretion, require the owner of the lost, stolen or destroyed certificate, or his or her legal representatives, to furnish evidence to the Corporation, which it shall in its discretion determine is satisfactory, of the loss, theft or destruction of such certificate and of the ownership thereof, and to give the Corporation a bond in such sum, limited or unlimited, and in such form and with such surety or sureties, as the Board of Directors shall in its uncontrolled discretion determine, to indemnify the Corporation against any claim that may be made against it on account of the alleged loss or destruction of any such certificate, or the issuance of such new certificate.

     Section 6.5. Record Date. To determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty (60) nor less than twenty (20) days before the date of such meeting, nor more than sixty (60) days prior to any other action. If no record date is fixed by the Board of Directors:

     (a) The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given.

     (b) The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting unless the Board of Directors shall fix a new record date for the adjourned meeting.

     Section 6.6 Examination of Books by Stockholders. The accounts and books of the Corporation and its Subsidiaries shall be open to the inspection of the holders of voting stock at any time during regular business hours.

     Section 6.7 Books and Records. Except as otherwise required by law, the Certificate of Incorporation or these By-Laws, the Corporation may keep the books and records of the Corporation in such place or places within or without the State of Delaware as the Board of Directors may from time to time by resolution determine or the business of the Corporation may require; provided, however, the principal accounting books and records of the Corporation, including the records of meetings of the Board of Directors, shall be kept at the principal executive office of the Corporation in the State of New York, unless otherwise determined by resolution of the Board of Directors.

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                                   ARTICLE VII

                                    DIVIDENDS
                                    ---------

     Subject to the provisions of law and Section 3.13(a) of these By-laws, the Board of Directors may declare and pay dividends upon the shares of the stock of the Corporation, whenever and in such amounts as, in the opinion of the Board of Directors, the condition of the affairs of the Corporation shall render it advisable, and may be declared at any regular or special meeting of the Board of Directors.


                                  ARTICLE VIII

                                  FISCAL YEARS
                                  ------------

     The fiscal year of the Corporation shall end on the 31st day of December in each year.

                                   ARTICLE IX

                          LIABILITY AND INDEMNIFICATION
                          -----------------------------

     Section 9.1. No Director Personal Liability. No director of the Corporation shall have any personal liability to the Corporation or its stockholders for any monetary damages for breach of fiduciary duty as a director, except that this
Section 9.1 shall not eliminate or limit the liability of each director (i) for any breach of such director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which such director derived an improper personal benefit.

     Section 9.2 Coverage. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative ("proceeding"), by reason of the fact that he or she is or was a director, officer or agent of the Corporation (which term shall include any predecessor corporation of the Corporation) or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, limited liability company, joint venture, trust or other enterprise, including service with respect to employee benefit plans ("Indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expenses, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith and such indemnification shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators; provided, however, that, except as provided in Section 9.3 with respect to proceeding to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors. The right to indemnification conferred in this Article shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition; subject however, to any requirement under the Delaware General Corporation Law that the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made in advance of the final disposition of a proceeding only upon delivery to the Corporation of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this Article or otherwise. Expenses incurred by agents in defending in any action, suit or proceeding, whether civil, criminal, administrative or investigative, may be paid by the Corporation upon such terms and conditions, if any, as the Board of Directors deem appropriate.

     Section 9.3 Claims. If a claim under Section 9.2 is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, except in the case of a claim for expenses incurred in defending a proceeding in advance of its final disposition, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit or in a suit brought by the Corporation to recover payments by the Corporation of expenses incurred by an indemnitee in defending, in his or her capacity as a director or officer, a proceeding in advance of its final disposition, the Indemnitee shall be entitled to be paid also for the expense of prosecuting or defending such claim. In any action brought by the indemnitee to enforce a right to indemnification hereunder (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any, has been tendered to the Corporation) or by the Corporation to recover payments by the Corporation of expenses incurred by an indemnitee in defending, in his or her capacity as a director or officer, a proceeding in advance of its final disposition, the burden of proving that the indemnitee is not entitled to be indemnified under this Article or otherwise shall be on the Corporation. Neither the failure of the Corporation (including the Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including the Board of Directors, independent legal counsel or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall be a presumption that the indemnitee has not met the applicable standard of conduct, or in the case of such an action brought by the indemnitee, be a defense to the action.

     Section 9.4. Rights Not Exclusive. The rights conferred on any person by Sections 9.2 and 9.3 shall not be exclusive of any other right which such person may have or hereafter acquire under any statute, the Certificate of Incorporation, by-law, agreement, vote of stockholders or disinterested directors or otherwise.

     Section 9.5. Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

     Section 9.6 Employees. Persons who are not included as indemnitees under
Section 9.2 but are employees of the Corporation or any subsidiary may be indemnified to the extent authorized at any time or from time to time by the Board of Directors.

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                                    EXHIBIT E

Audited Statement of Applicant's Assets and Liabilities, Statement of Operations, Statement of Changes in Net Assets, Schedule of Portfolio Holdings, and Financial Highlights at and for the Year Ended December 31, 2002 filed with the Securities and Exchange Commission on March 31, 2003, accession number 0001023714-03-000014.

                                    EXHIBIT F

Unaudited Statement of Applicant's Assets and Liabilities, Statement of Operations, Statement of Changes in Net Assets, Schedule of Portfolio Holdings, and Financial Highlights at and for the Semi-Annual Period Ended June 30, 2003 filed with the Securities and Exchange Commission on September 8, 2003, accession number 0001023714-03-000024.